EXHIBIT 99.3

Consolidated financial statements

Management's responsibility for financial reporting
These financial statements form the basis for all of the financial information that appears in this report.
The financial statements and all of the information in this report are the responsibility of the management of BCE Inc. (BCE) and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Deloitte LLP, Independent Registered Public Accounting Firm, have audited the financial statements.
Management has prepared the financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present BCE’s consolidated financial position, results of operations and cash flows.
Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the Audit Committee, and includes communication with employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.
The board of directors has appointed an Audit Committee, which is made up of unrelated and independent directors. The Audit Committee’s responsibilities include reviewing the financial statements and other information in this report, and recommending them to the board of directors for approval. You will find a description of the Audit Committee’s other responsibilities in this report. The internal auditors and the shareholders’ auditors have free and independent access to the Audit Committee.

(signed) Mirko Bibic
President and Chief Executive Officer

(signed) Curtis Millen
Executive Vice-President and Chief Financial Officer

(signed) Thierry Chaumont
Senior Vice-President, Controller and Tax
March 7, 2024

Report of independent registered public accounting firm
To the Shareholders and the Board of Directors of BCE Inc.
Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of BCE Inc. and subsidiaries (the "Company") as at December 31, 2023 and 2022, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2023 and 2022, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and intangible assets - Bell Media group - refer to notes 2N, 8, 19 and 22 to the financial statements
Critical Audit Matter Description
Goodwill and indefinite-life intangible assets for the Bell Media group of cash generating units (“Bell Media”) are tested annually or when there is an indication that the asset may be impaired. As a result of the annual assessment of impairment of goodwill and intangible assets for Bell Media, management has determined that there is no impairment of goodwill and there is an impairment for intangible assets relating to the French TV channels.

When testing goodwill and intangible assets for Bell Media, while there are several assumptions that are required to determine the recoverable amount, the judgments with the highest degree of subjectivity and impact, are the operating cash flow projections, and the determination of discount rates and perpetuity growth rates (“significant assumptions”). Changes in these significant assumptions could have a significant impact on the recoverable amount of Bell Media, resulting in an impairment charge to goodwill and/or intangible assets as required. Auditing the significant assumptions required a high degree of auditor judgment and an increased extent of audit effort, which included the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the significant assumptions used by management to determine the recoverable amount for Bell Media included the following, among others:

•Evaluated the effectiveness of controls over the assessment of goodwill and intangible assets for impairment, including those over the significant assumptions;

•Evaluated management’s ability to accurately project future operating cash flows by comparing actual results to management’s historical projections;

•Evaluated the reasonableness of management’s operating cash flow projections by comparing the projections to:
•Historical operating cash flows;
•Analyst and industry reports for the Company and certain of its peer companies, and other relevant publicly available information;
•Known changes in Bell Media’s operations and the industry in which it operates, and the current economic uncertainty from inflationary pressures, which are expected to impact future operating performance;
•Internal communications to management and the Board of Directors;

•With the assistance of fair value specialists, evaluated the reasonableness of the (1) discount rates, and (2) perpetuity growth rates by:
•Testing the source information underlying the determination of the discount rates;
•Reviewing relevant internal and external information, including analyst and industry reports, to assess the reasonability of the selected discount rates and perpetuity growth rates;
•Developing ranges of independent estimates and comparing those to the discount rates and perpetuity growth rates selected by management.

/s/ Deloitte LLP
Chartered Professional Accountants
Montréal, Canada
March 7, 2024
We have served as the Company's auditor since 1880.

Consolidated income statements

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS)	NOTE			2023	2022
Operating revenues			3	24,673	24,174
Operating costs		3,	5	(14,256)	(13,975)
Severance, acquisition and other costs			6	(200)	(94)
Depreciation			17	(3,745)	(3,660)
Amortization			19	(1,173)	(1,063)
Finance costs
Interest expense			7	(1,475)	(1,146)
Net return on post-employment benefit plans			27	108	51
Impairment of assets	8,	17,	19	(143)	(279)
Other expense			9	(466)	(115)
Income taxes			10	(996)	(967)
Net Earnings				2,327	2,926
Net earnings attributable to:
Common shareholders				2,076	2,716
Preferred shareholders				187	152
Non-controlling interest			36	64	58
Net earnings				2,327	2,926

Net earnings per common share - basic and diluted			11	2.28	2.98
Weighted average number of common shares outstanding - basic (millions)				912.2	911.5

Consolidated statements of comprehensive income

FOR THE YEAR ENDED DECEMBER 31 (IN MILLIONS OF CANADIAN DOLLARS)	NOTE	2023	2022
Net earnings		2,327	2,926
Other comprehensive (loss) income, net of income taxes

Items that will be subsequently reclassified to net earnings
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $93 million and $118 million for 2023 and 2022, respectively		(257)	(321)
Items that will not be reclassified to net earnings
Actuarial (losses) gains on post-employment benefit plans, net of income taxes of $149 million and ($151) million for 2023 and 2022, respectively	27	(404)	415
Net change in value of publicly-traded and privately-held investments, net of income taxes of ($50) million and ($19) million for 2023 and 2022, respectively		325	30
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $5 million and ($21) million for 2023 and 2022, respectively		(12)	58
Other comprehensive (loss) income		(348)	182
Total comprehensive income		1,979	3,108

Total comprehensive income attributable to:
Common shareholders		1,731	2,891
Preferred shareholders		187	152
Non-controlling interest	36	61	65
Total comprehensive income		1,979	3,108

Consolidated statements of financial position

(IN MILLIONS OF CANADIAN DOLLARS)	NOTE	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash		547	99
Cash equivalents		225	50
Short-term investments		1,000	—
Trade and other receivables	12	4,031	4,138
Inventory	13	465	656
Contract assets	14	443	436
Contract costs	15	633	540
Prepaid expenses		230	244
Other current assets		264	324
Assets held for sale	16	60	—
Total current assets		7,898	6,487
Non-current assets
Contract assets	14	292	288
Contract costs	15	779	603
Property, plant and equipment	17	30,352	29,256
Intangible assets	19	16,609	16,183
Deferred tax assets	10	96	84
Investments in associates and joint ventures	20	323	608
Post-employment benefit assets	27	2,935	3,559
Other non-current assets	21	1,714	1,355
Goodwill	22	10,942	10,906
Total non-current assets		64,042	62,842
Total assets		71,940	69,329
LIABILITIES
Current liabilities
Trade payables and other liabilities	23	4,729	5,221
Contract liabilities	14	811	857
Interest payable		332	281
Dividends payable		910	867
Current tax liabilities		268	106
Debt due within one year	24	5,042	4,137
Liabilities held for sale	16	15	—
Total current liabilities		12,107	11,469
Non-current liabilities
Contract liabilities	14	277	228
Long-term debt	25	31,135	27,783
Deferred tax liabilities	10	4,869	4,953
Post-employment benefit obligations	27	1,278	1,311
Other non-current liabilities	28	1,717	1,070
Total non-current liabilities		39,276	35,345
Total liabilities		51,383	46,814
Commitments and contingencies	34
EQUITY
Equity attributable to BCE shareholders
Preferred shares	30	3,667	3,870
Common shares	30	20,859	20,840
Contributed surplus	30	1,258	1,172
Accumulated other comprehensive loss		(42)	(55)
Deficit		(5,513)	(3,649)
Total equity attributable to BCE shareholders		20,229	22,178
Non-controlling interest	36	328	337
Total equity		20,557	22,515
Total liabilities and equity		71,940	69,329

Consolidated statements of changes in equity

		ATTRIBUTABLE TO BCE SHAREHOLDERS
FOR THE YEAR ENDED DECEMBER 31, 2023 (IN MILLIONS OF CANADIAN DOLLARS)	NOTE	PREFERRED SHARES	COMMON SHARES	CONTRI-BUTED SURPLUS	ACCUM-ULATED OTHER COMPRE-HENSIVE (LOSS) INCOME	DEFICIT	TOTAL	NON-CONTR-OLLING INTEREST	TOTAL EQUITY
Balance at December 31, 2022		3,870	20,840	1,172	(55)	(3,649)	22,178	337	22,515
Net earnings		—	—	—	—	2,263	2,263	64	2,327
Other comprehensive income (loss)		—	—	—	59	(404)	(345)	(3)	(348)
Total comprehensive income		—	—	—	59	1,859	1,918	61	1,979
Common shares issued under employee stock option plan	30	—	19	(1)	—	—	18	—	18
Other share-based compensation	30	—	—	24	—	(23)	1	—	1
Repurchase of preferred shares	30	(203)	—	63	—	—	(140)	—	(140)
Dividends declared on BCE common and preferred shares		—	—	—	—	(3,717)	(3,717)	—	(3,717)
Dividends declared by subsidiaries to non-controlling interest		—	—	—	—	—	—	(47)	(47)
Settlement of cash flow hedges transferred to the cost basis of hedged items		—	—	—	(29)	—	(29)	—	(29)
Disposition of production studios	4	—	—	—	—	—	—	(23)	(23)
Other			—	—	(17)	17	—	—	—
Balance at December 31, 2023		3,667	20,859	1,258	(42)	(5,513)	20,229	328	20,557

		ATTRIBUTABLE TO BCE SHAREHOLDERS
FOR THE YEAR ENDED DECEMBER 31, 2022 (IN MILLIONS OF CANADIAN DOLLARS)	NOTE	PREFERRED SHARES	COMMON SHARES	CONTRI-BUTED SURPLUS	ACCUMU-LATED OTHER COMPRE-HENSIVE INCOME (LOSS)	DEFICIT	TOTAL	NON-CONTR-OLLING INTEREST	TOTAL EQUITY
Balance at December 31, 2021		4,003	20,662	1,157	213	(3,400)	22,635	306	22,941
Net earnings		—	—	—	—	2,868	2,868	58	2,926
Other comprehensive (loss) income		—	—	—	(238)	413	175	7	182
Total comprehensive (loss) income		—	—	—	(238)	3,281	3,043	65	3,108
Common shares issued under employee stock option plan	30	—	177	(6)	—	—	171	—	171
Other share-based compensation	30	—	1	13	—	(41)	(27)	—	(27)
Repurchase of preferred shares	30	(133)	—	8	—	—	(125)	—	(125)
Dividends declared on BCE common and preferred shares		—	—	—	—	(3,508)	(3,508)	—	(3,508)
Dividends declared by subsidiaries to non-controlling interest		—	—	—	—	—	—	(39)	(39)
Settlement of cash flow hedges transferred to the cost basis of hedged items		—	—	—	(11)	—	(11)	—	(11)
Other		—	—	—	(19)	19	—	5	5
Balance at December 31, 2022		3,870	20,840	1,172	(55)	(3,649)	22,178	337	22,515

Consolidated statements of cash flows

FOR THE YEAR ENDED DECEMBER 31
(IN MILLIONS OF CANADIAN DOLLARS)	NOTE			2023	2022
Cash flows from operating activities
Net earnings				2,327	2,926
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs			6	200	94
Depreciation and amortization	17	,	19	4,918	4,723
Post-employment benefit plans cost			27	98	198
Net interest expense				1,408	1,124
Impairment of assets			8	143	279
Gains on investments			9	(80)	(24)
Net equity losses from investments in associates and joint ventures			9	581	42
Income taxes			10	996	967
Contributions to post-employment benefit plans			27	(52)	(140)
Payments under other post-employment benefit plans			27	(64)	(64)
Severance and other costs paid				(178)	(129)
Interest paid				(1,486)	(1,197)
Income taxes paid (net of refunds)				(700)	(749)
Acquisition and other costs paid				(8)	(10)
Change in contract assets			14	(11)	(59)
Change in wireless device financing plan receivables			12	(46)	22
Net change in operating assets and liabilities				(100)	362
Cash flows from operating activities				7,946	8,365
Cash flows used in investing activities
Capital expenditures			3	(4,581)	(5,133)
Short-term investments				(1,000)	—
Business acquisitions			4	(222)	(429)
Business disposition	4	,	9	209	52
Spectrum licences			19	(183)	(3)
Other investing activities				(4)	(4)
Cash flows used in investing activities				(5,781)	(5,517)
Cash flow used in financing activities
(Decrease) increase in notes payable				(646)	111
Increase in securitized receivables			24	—	700
Issue of long-term debt			25	5,195	1,951
Repayment of long-term debt			25	(1,858)	(2,023)
Repurchase of financial liability			29	(149)	—
Issue of common shares			30	18	171
Purchase of shares for settlement of share-based payments			31	(223)	(255)
Repurchase of preferred shares			30	(140)	(125)
Cash dividends paid on common shares				(3,486)	(3,312)
Cash dividends paid on preferred shares				(182)	(136)
Cash dividends paid by subsidiaries to non-controlling interest				(47)	(39)
Other financing activities				(24)	(31)
Cash flow used in financing activities				(1,542)	(2,988)
Net increase (decrease) in cash				448	(190)
Cash at beginning of year				99	289
Cash at end of year				547	99
Net increase in cash equivalents				175	50
Cash equivalents at beginning of year				50	—
Cash equivalents at end of year				225	50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1	Corporate information
BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a communications company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home (OOH) advertising services to customers in Canada. The consolidated financial statements (financial statements) were approved by BCE’s board of directors on March 7, 2024.

Note 2	Material accounting policies
 A) Basis of presentation
The financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as described in our accounting policies.
All amounts are in millions of Canadian dollars, except where noted.
FUNCTIONAL CURRENCY
The financial statements are presented in Canadian dollars, the company’s functional currency.

B) Basis of consolidation
We consolidate the financial statements of all of our subsidiaries.
The results of subsidiaries acquired during the year are consolidated from the date of acquisition and the results of subsidiaries sold during the year are deconsolidated from the date of disposal. Intercompany transactions, balances, income and expenses are eliminated on consolidation.

C) Revenue from contracts with customers

Revenue is measured based on the value of the expected consideration in a contract with a customer and excludes sales taxes and other amounts we collect on behalf of third parties. We recognize revenue when control of a product or service is transferred to a customer. When our right to consideration from a customer corresponds directly with the value to the customer of the products and services transferred to date, we recognize revenue in the amount to which we have a right to invoice.

For bundled arrangements, we account for individual products and services when they are separately identifiable and the customer can benefit from the product or service on its own or with other readily available resources. The total arrangement consideration is allocated to each product or service included in the contract with the customer based on its stand-alone selling price. We generally determine stand-alone selling prices based on the observable prices at which we sell products separately without a service contract and prices for non-bundled service offers with the same range of services, adjusted for market conditions and other factors, as appropriate. When similar products and services are not sold separately, we use the expected cost plus margin approach to determine stand-alone selling prices. Products and services purchased by a customer in excess of those included in the bundled arrangement are accounted for separately.

We may enter into arrangements with subcontractors and others who provide services to our customers. When we act as the principal in these arrangements, we recognize revenues based on the amounts billed to our customers. Otherwise, we recognize the net amount that we retain as revenues.

A contract asset is recognized in the consolidated statements of financial position (statements of financial position) when our right to consideration from the transfer of products or services to a customer is conditional on our obligation to transfer other products or services. Contract assets are transferred to trade receivables when our right to consideration becomes conditional only as to the passage of time. A contract liability is recognized in the statements of financial position when we receive consideration in advance of the transfer of products or services to the customer. Contract assets and liabilities relating to the same contract are presented on a net basis.

Incremental costs of obtaining a contract with a customer, principally comprised of sales commissions, and prepaid contract fulfillment costs are included in Contract costs in the statements of financial position, except where the amortization period is one year or less, in which case costs of obtaining a contract are immediately expensed. Capitalized costs are amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services.

BELL COMMUNICATION AND TECHNOLOGY SERVICES (BELL CTS) SEGMENT REVENUES
We recognize product revenues from the sale of equipment when a customer takes possession of the product. We recognize service revenues over time, as the services are provided. Revenues on certain long-term contracts are recognized using output methods based on products delivered, performance completed to date, time elapsed or milestones met.
For wireless products and services that are sold separately, customers usually pay in full at the time of sale for products and on a monthly basis for services. For wireless products and services sold in bundled arrangements, including device financing plans, customers pay monthly over a contract term of up to 24 months for residential customers and up to 36 months for business customers. If they include a significant financing component, device financing plan receivables are discounted at market rates and interest revenue is accreted over the contractual repayment period.
For wireline customers, products are usually paid in full at the time of sale. Services are paid for on a monthly basis except where a billing schedule has been established with certain business customers under long-term contracts that can generally extend up to seven years.
BELL MEDIA SEGMENT REVENUES
We recognize advertising revenue when advertisements are aired on the radio or TV, posted on our websites or appear on our advertising panels and street furniture. Revenues relating to subscriber fees are recorded on a monthly basis as the services are provided. Customer payments are due monthly as the services are provided.

See Note 3, Segmented information, for additional details.

D) Share-based payments

Our share-based payment arrangements include an employee savings plan (ESP), restricted share units (RSUs) and performance share units (PSUs), deferred share units (DSUs) and stock options.
ESP
We recognize our ESP contributions as compensation expense in Operating costs in the consolidated income statements (income statements) over the two-year vesting period, with a corresponding credit to contributed surplus.

The value of an ESP at the grant date is equal to the value of one BCE common share. Additional ESPs are issued to reflect dividends declared on the common shares. Upon settlement of shares under the ESP, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.
RSUs/PSUs
For each RSU/PSU granted, we recognize compensation expense in Operating costs in the income statements over the three-year vesting period, with a corresponding credit to contributed surplus. The value of a RSU/PSU at the grant date is equal to the value of one BCE common share or the value estimated using a Monte Carlo simulation for PSUs that include relative total shareholder return as a performance condition. Additional RSUs/PSUs are issued to reflect dividends declared on the common shares.
Upon settlement of the RSUs/PSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit. Vested RSUs/PSUs are settled in BCE common shares, DSUs, or a combination thereof.
DSUs

If compensation is elected to be taken in DSUs, we issue DSUs equal to the fair value of the services received, with a corresponding credit to contributed surplus. Additional DSUs are issued to reflect dividends declared on the common shares. DSUs are settled in BCE common shares purchased on the open market following the cessation of employment or when a director leaves the board. Upon settlement of the DSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.
STOCK OPTIONS
The fair value of options granted is determined using a variation of a binomial option pricing model that takes into account factors specific to the stock option plan. We recognize compensation expense in Operating costs in the income statements over the three-year vesting period, with a corresponding credit to contributed surplus.
When stock options are exercised, we credit share capital for the amount received and the amounts previously credited to contributed surplus.

E) Income and other taxes
Current and deferred income tax expense is recognized in the income statements, except to the extent that the expense relates to items recognized in Other comprehensive (loss) income or directly in equity.
We use the liability method to account for deferred tax assets and liabilities, which arise from:
•temporary differences between the carrying amount of assets and liabilities recognized in the statements of financial position and their corresponding tax bases
•the carryforward of unused tax losses and credits, to the extent they can be used in the future
Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Both our current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the reporting date.
Deferred taxes are provided on temporary differences arising from investments in subsidiaries, joint arrangements and associates, except where we control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
Tax liabilities are, where permitted, offset against tax assets within the same taxable entity and tax jurisdiction.

INVESTMENT TAX CREDITS (ITCs), OTHER TAX CREDITS AND GOVERNMENT GRANTS
We recognize ITCs, other tax credits and government grants given on eligible expenditures when it is reasonably assured that they will be realized. We use the cost reduction method to account for ITCs and government grants, under which the credits are applied against the expense or asset to which the ITCs or government grants relate.

F) Cash equivalents and other short-term deposits
Cash equivalents are comprised of highly liquid investments with original maturities of three months or less from the date of purchase and are measured at amortized cost. Short-term deposits with original maturities of more than three months are included in Short-term investments in the statements of financial position and are measured at amortized cost.

G) Securitization of receivables
Proceeds on the securitization of receivables are recognized as a collateralized borrowing as we do not transfer control and substantially all the risks and rewards of ownership to another entity.

H) Inventory
We measure inventory at the lower of cost and net realizable value. Inventory includes all costs to purchase, convert and bring the inventories to their present location and condition. We determine cost using specific identification for major equipment held for resale and the weighted average cost formula for all other inventory. We maintain inventory valuation reserves for inventory that is slow-moving or potentially obsolete, calculated using an inventory aging analysis.

I) Property, plant and equipment
We record property, plant and equipment at cost. Cost includes expenditures that are attributable directly to the acquisition or construction of the asset, including the purchase cost and labour.
Borrowing costs are capitalized for qualifying assets if the time to build or develop the asset is in excess of one year, at a rate that is based on the weighted average interest rate on our outstanding long-term debt. Gains or losses on the sale or retirement of property, plant and equipment are recorded in Other expense in the income statements.
LEASES
We enter into leases for network infrastructure and equipment, land and buildings in the normal course of business. Lease contracts are typically made for fixed periods but may include purchase, renewal or termination options. Leases are negotiated on an individual basis and contain a wide range of different terms and conditions.
We adopted IFRS 16 - Leases as of January 1, 2019. Certain finance leases entered into prior to 2019 were initially measured under IAS 17 - Leases, as permitted by the transition provisions of IFRS 16.
IFRS 16
We assess whether a contract contains a lease at inception of the contract. A lease contract conveys the right to control the use of an identified asset for a period in exchange for consideration. We recognize lease liabilities with corresponding right-of-use assets for all lease agreements, except for short-term leases and leases of low value assets, which are expensed on a straight-line basis over the lease term. Consideration in a contract is allocated to lease and non-lease components on a relative stand-alone value basis. We generally account for lease components and any associated non-lease components as a single lease component.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics. Lease payments included in the measurement of the lease liability comprise:
•fixed (and in-substance fixed) lease payments, less any lease incentives
•variable lease payments that depend on an index or rate
•payments expected under residual value guarantees and payments relating to purchase options and renewal option periods that are reasonably certain to be exercised (or periods subject to termination options that are not reasonably certain to be exercised)

Lease liabilities are subsequently measured at amortized cost using the effective interest method. Lease liabilities are remeasured, with a corresponding adjustment to the related right-of-use assets, when there is a change in variable lease payments arising from a change in an index or rate, or when we change our assessment of whether purchase, renewal or termination options will be exercised.

Right-of-use assets are measured at cost, and are comprised of the initial measurement of the corresponding lease liabilities, lease payments made at or before the commencement date and any initial direct costs. They are subsequently depreciated on a straight-line basis and reduced by impairment losses, if any. Right-of-use assets may also be adjusted to reflect the remeasurement of related lease liabilities. If we obtain ownership of the leased asset by the end of the lease term or the cost of the right-of-use asset reflects the exercise of a purchase option, we depreciate the right-of-use asset from the lease commencement date to the end of the useful life of the underlying asset. Otherwise, we depreciate the right-of-use asset from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term.

Variable lease payments that do not depend on an index or rate are not included in the measurement of lease liabilities and right-of-use assets. The related payments are expensed in operating costs in the period in which the event or condition that triggers those payments occurs.
IAS 17
Prior to 2019, under IAS 17, leases of property, plant and equipment were recognized as finance leases when we obtained substantially all the risks and rewards of ownership of the underlying assets. At the inception of the lease, we recorded an asset together with a corresponding long-term lease liability, at the lower of the fair value of the leased asset or the present value of the minimum future lease payments, excluding non-lease components.
ASSET RETIREMENT OBLIGATIONS (AROs)
We initially measure and record AROs at management’s best estimate using a present value methodology, adjusted subsequently for any changes in the timing or amount of cash flows and changes in discount rates. We capitalize asset retirement costs as part of the related assets and amortize them into earnings over time. We also increase the ARO and record a corresponding amount in interest expense to reflect the passage of time.

J) Intangible assets

FINITE-LIFE INTANGIBLE ASSETS
Finite-life intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses, if any.
SOFTWARE
We record internal-use software at cost. Cost includes expenditures that are attributable directly to the acquisition or development of the software, including the purchase cost and labour.

Software development costs are capitalized when all the following conditions are met:
•technical feasibility can be demonstrated
•management has the intent and the ability to complete the asset for use or sale
•it is probable that economic benefits will be generated
•costs attributable to the asset can be measured reliably
CUSTOMER RELATIONSHIPS
Customer relationship assets are acquired through business acquisitions and are recorded at fair value at the date of acquisition.
PROGRAM AND FEATURE FILM RIGHTS
We account for program and feature film rights as intangible assets when these assets are acquired for the purpose of distribution through broadcasting, digital media and streaming services. Program and feature film rights, which include producer advances and licence fees paid in advance of receipt of the program or film, are stated at acquisition cost less accumulated amortization and accumulated impairment losses, if any. Programs and feature films under licence agreements are recorded as assets for rights acquired and liabilities for obligations incurred when:
•we receive a broadcast master and the cost is known or reasonably determinable for new program and feature film licences; or
•the licence term commences for licence period extensions or syndicated programs
Related liabilities of programs and feature films are classified as current or non-current, based on the payment terms. Amortization of program and feature film rights is recorded in Operating costs in the income statements.
INDEFINITE-LIFE INTANGIBLE ASSETS
Brand assets, mainly comprised of the Bell, Bell Media and Bell MTS brands, and broadcast licences are acquired through business acquisitions and are recorded at fair value at the date of acquisition, less accumulated impairment losses, if any. Wireless spectrum licences are recorded at acquisition cost, including borrowing costs when the time to build or develop the related network is in excess of one year. Borrowing costs are calculated at a rate that is based on the weighted average interest rate on our outstanding long-term debt.
Currently, there are no legal, regulatory, competitive or other factors that limit the useful lives of our indefinite-life intangible assets.

K) Depreciation and amortization
We depreciate property, plant and equipment and amortize finite-life intangible assets on a straight-line basis over their estimated useful lives. We review our estimates of useful lives on an annual basis and adjust depreciation and amortization on a prospective basis, as required. Land and assets under construction or development are not depreciated.

ESTIMATED USEFUL LIFE
Property, plant and equipment
Network infrastructure and equipment	2 to 50 years
Buildings	5 to 50 years
Finite-life intangible assets
Software	2 to 12 years
Customer relationships	2 to 26 years
Program and feature film rights	Up to 5 years

L) Investments in associates and joint arrangements
Our financial statements incorporate our share of the results of our associates and joint ventures using the equity method of accounting, except when the investment is classified as held for sale. Equity income from investments is recorded in Other expense in the income statements.
Investments in associates and joint ventures are recognized initially at cost and adjusted thereafter to include the company’s share of income or loss and comprehensive income or loss on an after-tax basis.
Investments are reviewed for impairment at each reporting period and we compare their recoverable amount to their carrying amount when there is an indication of impairment.
We recognize our share of the assets, liabilities, revenues and expenses of joint operations in accordance with the related contractual agreements.

M) Business acquisitions and goodwill
Business acquisitions are accounted for using the acquisition method. The consideration transferred in a business acquisition is measured at fair value at the date of acquisition. Acquisition-related transaction costs are expensed as incurred and recorded in Severance, acquisition and other costs in the income statements.
Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair values at the date of acquisition. When we acquire control of a business, any previously-held equity interest is remeasured to fair value and any gain or loss on remeasurement is recognized in Other expense in the income statements. The excess of the purchase consideration and any previously-held equity interest over the fair value of identifiable net assets acquired is recorded as Goodwill in the statements of financial position. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously-held equity interest, the difference is recognized in Other expense in the income statements immediately as a bargain purchase gain.

N) Impairment of non-financial assets

Goodwill and indefinite-life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired. Property, plant and equipment and finite-life intangible assets are tested for impairment if events or changes in circumstances, assessed at each reporting period, indicate that their carrying amount may not be recoverable. For the purpose of impairment testing, assets other than goodwill are grouped at the lowest level for which there are separately identifiable cash inflows.
Impairment losses are recognized and measured as the excess of the carrying value of the assets over their recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. Previously recognized impairment losses, other than those attributable to goodwill, are reviewed for possible reversal at each reporting date and, if the asset’s recoverable amount has increased, all or a portion of the impairment is reversed.
GOODWILL IMPAIRMENT TESTING
We perform an annual test for goodwill impairment in the fourth quarter for each of our cash-generating units (CGUs) or groups of CGUs to which goodwill is allocated, and whenever there is an indication that goodwill might be impaired.
A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets.
We identify any potential impairment by comparing the carrying value of a CGU or group of CGUs to its recoverable amount. The recoverable amount of a CGU or group of CGUs is the higher of its fair value less costs of disposal and its value in use. Both fair value less costs of disposal and value in use are based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans, including any impact from changes in interest rates and inflation. When the recoverable amount of a CGU or group of CGUs is less than its carrying value, the recoverable amount is determined for its identifiable assets and liabilities. The excess of the recoverable amount of the CGU or group of CGUs over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.
An impairment charge is recognized in the income statements for any excess of the carrying value of goodwill over its recoverable amount. For purposes of impairment testing of goodwill, our CGUs or groups of CGUs correspond to our reporting segments as disclosed in Note 3, Segmented information.

O) Financial instruments and contract assets
We measure trade and other receivables, including wireless device financing plan receivables, at amortized cost using the effective interest method, net of any allowance for doubtful accounts.
Our portfolio investments in equity securities are classified as fair value through other comprehensive income and are presented in our statements of financial position as Other non-current assets. These securities are recorded at fair value on the date of acquisition, including related transaction costs, and are adjusted to fair value at each reporting date. The corresponding unrealized gains and losses are recorded in Other comprehensive (loss) income in the consolidated statements of comprehensive income (statements of comprehensive income) and are reclassified from Accumulated other comprehensive loss to the deficit in the statements of financial position when realized.
Other financial liabilities, which include trade payables and accruals, compensation payable, obligations imposed by the Canadian Radio-television and Telecommunications Commission (CRTC), interest payable and long-term debt, are recorded at amortized cost using the effective interest method.
We measure the allowance for doubtful accounts and impairment of contract assets based on an expected credit loss (ECL) model, which takes into account current economic conditions, historical information, and forward-looking information, including higher interest rates and inflation. We use the simplified approach for measuring losses based on the lifetime ECL for trade and other receivables and contract assets. Amounts considered uncollectible are written off and recognized in Operating costs in the income statements.
The cost of issuing debt is included as part of long-term debt and is accounted for at amortized cost using the effective interest method. The cost of issuing equity is reflected in the consolidated statements of changes in equity as a charge to the deficit.

P) Derivative financial instruments
We use derivative financial instruments principally to manage risks related to changes in interest rates and foreign currency rates and cash flow exposures related to share-based payment plans, capital expenditures, long-term debt instruments and operating expenses. We do not use derivative financial instruments for speculative or trading purposes.
Derivatives that mature within one year are included in Other current assets or Trade payables and other liabilities in the statements of financial position, whereas derivatives that have a maturity of more than one year are included in Other non-current assets or Other non-current liabilities.
HEDGE ACCOUNTING
FAIR VALUE HEDGES
We use cross currency interest rate swaps to manage foreign currency and interest rate risk on certain U.S. dollar long-term debt. We use interest rate swaps to manage the interest rate risk on certain Canadian dollar long-term debt. Changes in the fair value of these derivatives and the related debt are recognized in Other expense in the income statements and offset each other, except for any ineffective portion of the hedging relationship.

CASH FLOW HEDGES
We use foreign currency forward contracts and options to manage foreign currency risk relating to anticipated purchases denominated in foreign currencies. Changes in the fair value of these derivatives are recognized in our statements of comprehensive income, except for any ineffective portion of the hedging relationship, which is recognized in Other expense in the income statements. Realized gains and losses in accumulated other comprehensive loss are reclassified to the income statements or to the initial cost of the related non-financial asset in the same periods as the corresponding hedged transactions are recognized.
We use foreign currency forward contracts to manage foreign currency risk relating to our U.S. dollar debt under our commercial paper program, securitization of receivables program and committed credit facilities. Changes in the fair value of these derivatives are recognized in Other expense in the income statements and offset the foreign currency translation adjustment on the related debt, except for any portion of the hedging relationship which is ineffective.

We use cross currency interest rate swaps to manage foreign currency and interest rate risk related to certain U.S. dollar long-term debt. We also use interest rate swaps, including forward starting interest rate swaps, to manage the interest rate risk related to certain Canadian dollar long-term debt. Changes in the fair value of these derivatives are recognized in our statements of comprehensive income, except for amounts recorded in Other expense in the income statements to offset the foreign currency translation adjustment on the related debt and any portion of the hedging relationship which is ineffective.

We use forward starting interest rate swaps to manage interest rate risk related to certain future debt issuances. Changes in the fair value of these derivatives are recognized in our statements of comprehensive income, except for any ineffective portion of the hedging relationship, which is recognized in Other expense in the income statements. Realized gains and losses in accumulated other comprehensive loss are reclassified to Interest expense in the income statements over the term of the related debt.
DERIVATIVES USED AS ECONOMIC HEDGES
We use derivatives to manage cash flow exposures related to our equity settled share-based payment plans and anticipated purchases in foreign currencies, interest rate risk related to preferred share dividend rate resets and interest rate risk related to existing and anticipated debt issuances. As these derivatives do not qualify for hedge accounting, the changes in their fair value are recorded in the income statements in Other expense.

Q) Post-employment benefit plans
DEFINED BENEFIT (DB) AND OTHER POST-EMPLOYMENT BENEFIT (OPEB) PLANS
We maintain DB pension plans that provide pension benefits for certain employees and retirees. Benefits are based on the employee’s length of service and average rate of pay during the highest paid consecutive five years of service. Most employees are not required to contribute to the plans. Certain plans provide cost of living adjustments to help protect the income of retired employees against inflation.
We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections, future service and life expectancy.
We provide OPEBs to some of our employees, including:
•health care and life insurance benefits during retirement, which have been phased out for new retirees since December 31, 2016. Most of these OPEB plans are unfunded and benefits are paid when incurred.
•other benefits, including workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances

We accrue our obligations and related costs under post-employment benefit plans, net of the fair value of the benefit plan assets. Pension and OPEB costs are determined using:
•the projected unit credit method, prorated on years of service, which takes into account future pay levels
•a discount rate based on market interest rates of high-quality corporate fixed income investments with maturities that match the timing of benefits expected to be paid under the plans
•management’s best estimate of pay increases, retirement ages of employees, expected healthcare costs and life expectancy
We value post-employment benefit plan assets at fair value using current market values.
Post-employment benefit plans current service cost is included in Operating costs in the income statements. Interest on our post-employment benefit plan assets and obligations is recognized in Finance costs in the income statements and represents the accretion of interest on the assets and obligations under our post-employment benefit plans. The interest rate is based on market conditions that existed at the beginning of the year. Actuarial gains and losses for all post-employment benefit plans are recorded in Other comprehensive (loss) income in the statements of comprehensive income in the period in which they occur and are recognized immediately in the deficit.
December 31 is the measurement date for our significant post-employment benefit plans. Our actuaries perform a valuation based on management's assumptions at least every three years to determine the actuarial present value of the accrued DB pension plans and OPEB obligations. The most recent actuarial valuation of our significant pension plans was as at December 31, 2022.
DEFINED CONTRIBUTION (DC) PENSION PLANS
We maintain DC pension plans that provide certain employees with benefits. Under these plans, we are responsible for contributing a predetermined amount to an employee’s retirement savings, based on a percentage of the employee’s salary.
We recognize a post-employment benefit plans service cost for DC pension plans when the employee provides service to the company, essentially coinciding with our cash contributions.
When eligible, new employees can only participate in the DC pension plans.

R) Provisions
Provisions are recognized when all the following conditions are met:
•the company has a present legal or constructive obligation based on past events
•it is probable that an outflow of economic resources will be required to settle the obligation
•the amount can be reasonably estimated
Provisions are measured at the present value of the estimated expenditures expected to settle the obligation, if the effect of the time value of money is material. The present value is determined using current market assessments of the discount rate and risks specific to the obligation. The obligation increases as a result of the passage of time, resulting in interest expense which is recognized in Finance costs in the income statements.

S) Estimates and key judgments

When preparing the financial statements, management makes estimates and judgments relating to:
•reported amounts of revenues and expenses
•reported amounts of assets and liabilities
•disclosure of contingent assets and liabilities

We base our estimates on a number of factors, including but not limited to historical experience, current events, economic and financial market conditions such as interest rates, inflation and the risk of recession, geopolitical events and supply chain disruptions, and actions that the company may undertake in the future, as well as other assumptions that we believe are reasonable under the circumstances. A change in these assumptions may have an impact on our financial statements including but not limited to impairment testing, fair value determination, expected credit losses and discount rates used for the present value of cash flows. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ. Our more significant estimates and judgments are described below.

ESTIMATES
USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT AND FINITE-LIFE INTANGIBLE ASSETS
Property, plant and equipment represent a significant proportion of our total assets. Changes in technology or our intended use of these assets, climate change and our environmental, social and corporate governance initiatives as well as changes in business prospects or economic and industry factors, may cause the estimated useful lives of these assets to change.
POST-EMPLOYMENT BENEFIT PLANS

The amounts reported in the financial statements relating to DB pension plans and OPEBs are determined using actuarial calculations that are based on several assumptions.
The actuarial valuation uses management’s assumptions for, among other things, the discount rate, life expectancy, the rate of compensation increase, cost of living indexation rate, trends in healthcare costs and expected average remaining years of service of employees.
The most significant assumptions used to calculate the net post-employment benefit plans cost are the discount rate and life expectancy.
The discount rate is based on the yield on long-term, high-quality corporate fixed income investments, with maturities matching the estimated cash flows of the post-employment benefit plans. Life expectancy is based on publicly available Canadian mortality tables and is adjusted for the company’s specific experience.
REVENUE FROM CONTRACTS WITH CUSTOMERS

We are required to make estimates that affect the amount of revenue from contracts with customers, including estimating the stand-alone selling prices of products and services.
IMPAIRMENT OF NON-FINANCIAL ASSETS
We make a number of estimates when calculating recoverable amounts using discounted future cash flows or other valuation methods to test for impairment. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model and the discount rate.
DEFERRED TAXES
The amounts of deferred tax assets and liabilities are estimated with consideration given to the timing, sources and amounts of future taxable income.
LEASES
The application of IFRS 16 requires us to make estimates that affect the measurement of right-of-use assets and liabilities, including determining the appropriate discount rate used to measure lease liabilities. Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. Our incremental borrowing rate is derived from publicly available risk-free interest rates, adjusted for applicable credit spreads and lease terms. We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics.
FAIR VALUE OF FINANCIAL INSTRUMENTS
Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements and the statements of comprehensive income. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data, such as discounted cash flows and earnings multiples.
CONTINGENCIES
In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. Pending claims and legal proceedings represent a potential cost to our business. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies, based on information that is available at the time.
ONEROUS CONTRACTS
A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under a contract exceed the expected benefits to be received under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.
JUDGMENTS
POST-EMPLOYMENT BENEFIT PLANS
The determination of the discount rate used to value our post-employment benefit obligations requires judgment. The rate is set by reference to market yields of long-term, high-quality corporate fixed income investments at the beginning of each fiscal year. Significant judgment is required when setting the criteria for fixed income investments to be included in the population from which the yield curve is derived. The most significant criteria considered for the selection of investments include the size of the issue and credit quality, along with the identification of outliers, which are excluded.
INCOME TAXES
The calculation of income taxes requires judgment in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings are also subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities.
Management judgment is used to determine the amounts of deferred tax assets and liabilities to be recognized. In particular, judgment is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied.
LEASES
The application of IFRS 16 requires us to make judgments that affect the measurement of right-of-use assets and liabilities. A lease contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At inception of the contract, we assess whether the contract contains an identified asset, whether we have the right to obtain substantially all of the economic benefits from use of the asset and whether we have the right to direct how and for what purpose the asset is used. In determining the lease term, we include periods covered by renewal options when we are reasonably certain to exercise those options. Similarly, we include periods covered by termination options when we are reasonably certain not to exercise those options. To assess if we are reasonably certain to exercise an option, we consider all facts and circumstances that create an economic incentive to exercise renewal options (or not exercise termination options). Economic incentives include the costs related to the termination of the lease, the significance of any leasehold improvements and the importance of the underlying assets to our operations.
REVENUE FROM CONTRACTS WITH CUSTOMERS
The identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts requires judgment. Additionally, the determination of costs to obtain a contract, including the identification of incremental costs, also requires judgment.
CGUs
The determination of CGUs or groups of CGUs for the purpose of impairment testing requires judgment.
CONTINGENCIES
The determination of whether a loss is probable from claims and legal proceedings and whether an outflow of resources is likely requires judgment.

T) Adoption of amended accounting standards
As required, we adopted the following amendments to accounting standards issued by the IASB.

STANDARD	DESCRIPTION	IMPACT
Disclosure of Accounting Policies - Amendments to IAS 1 - Presentation of Financial Statements	These amendments require that entities disclose material accounting policies, as defined, instead of significant accounting policies.	These amendments were adopted effective with our annual financial statements for the year ended December 31, 2023 and did not result in any significant changes to our financial statements.
International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12 - Income Taxes	These amendments require that entities apply IAS 12 to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organisation for Economic Co-operation and Development, including tax law that implements qualified domestic minimum top-up taxes described in those rules (Pillar Two). As an exception to the requirements in IAS 12, entities do not recognize or disclose information about deferred tax assets and liabilities related to Pillar Two.	In May 2023, we adopted the amendments to IAS 12 retrospectively. As required, we applied the exception and do not recognize or disclose information about deferred tax assets and liabilities related to Pillar Two.

The adoption of these amendments did not have a significant impact on our financial statements.

Note 3	Segmented information
The accounting policies used in our segment reporting are the same as those we describe in Note 2, Material accounting policies. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance. Accordingly, we operate and manage our segments as strategic business units organized by products and services. Segments negotiate sales with each other as if they were unrelated parties.
We measure the performance of each segment based on adjusted EBITDA, which is equal to operating revenues less operating costs for the segment. Substantially all of our severance, acquisition and other costs, depreciation and amortization, finance costs and other (expense) income are managed on a corporate basis and, accordingly, are not reflected in segment results.
Substantially all of our operations and assets are located in Canada.
In 2022, we began modifying our internal and external reporting processes to align with organizational changes that were made to reflect an increasing strategic focus on multiproduct sales, the continually increasing technological convergence of our wireless and wireline telecommunications infrastructure and operations driven by the deployment of our Fifth Generation (5G) and fibre networks, and our digital transformation. These factors have made it increasingly difficult to distinguish between our wireless and wireline operations and resulted in changes in Q1 2023 to the financial information that is regularly provided to our chief operating decision maker to measure performance and allocate resources.
Effective with our Q1 2023 results, our previous Bell Wireless and Bell Wireline operating segments were combined to form a single reporting segment called Bell CTS. Bell Media remains a distinct reportable segment and is unaffected. Our results are therefore reported in two segments: Bell CTS and Bell Media. As a result of our reporting changes, prior periods have been restated for comparative purposes.
Our Bell CTS segment provides a wide range of communication products and services to consumers, businesses and government customers across Canada. Wireless products and services include mobile data and voice plans and devices and are available nationally. Wireline products and services comprise data (including Internet access, Internet protocol television (IPTV), cloud-based services and business solutions), voice, and other communication services and products, which are available to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers, as well as the results of operations of our national consumer electronics retailer, The Source (Bell) Electronics Inc. (The Source). Subsequent to year end, Bell Canada announced a strategic partnership with Best Buy Canada to operate 165 The Source consumer electronics retail stores in Canada, which will be rebranded as Best Buy Express and offer the latest in consumer electronics from Best Buy along with exclusive telecommunications services from Bell. In addition, Bell will wind down The Source head office and back office operations, as well as close 107 The Source stores.
Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and OOH and advanced advertising services to customers nationally across Canada.

Segmented information

FOR THE YEAR ENDED DECEMBER 31, 2023	NOTE		BELL CTS	BELL MEDIA	INTER- SEGMENT ELIMINA- TIONS	BCE

Operating revenues
External service revenues			18,378	2,776	—	21,154
Inter-segment service revenues			29	341	(370)	—
Operating service revenues			18,407	3,117	(370)	21,154
External/Operating product revenues			3,519	—	—	3,519
Total external revenues			21,897	2,776	—	24,673
Total inter-segment revenues			29	341	(370)	—
Total operating revenues			21,926	3,117	(370)	24,673
Operating costs		5	(12,206)	(2,420)	370	(14,256)
Adjusted EBITDA (1)			9,720	697	—	10,417
Severance, acquisition and other costs		6				(200)
Depreciation and amortization	17,	19				(4,918)
Finance costs
Interest expense		7				(1,475)
Net return on post-employment benefit plans		27				108
Impairment of assets		8				(143)
Other expense		9				(466)
Income taxes		10				(996)
Net earnings						2,327
Goodwill		22	8,099	2,843	—	10,942
Indefinite-life intangible assets		19	8,052	1,763	—	9,815
Capital expenditures			4,421	160	—	4,581
(1)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE YEAR ENDED DECEMBER 31, 2022	NOTE		BELL CTS	BELL MEDIA	INTER- SEGMENT ELIMINA- TIONS	BCE

Operating revenues
External service revenues			18,052	2,904	—	20,956
Inter-segment service revenues			31	350	(381)	—
Operating service revenues			18,083	3,254	(381)	20,956
External/Operating product revenues			3,218	—	—	3,218
Total external revenues			21,270	2,904	—	24,174
Total inter-segment revenues			31	350	(381)	—
Total operating revenues			21,301	3,254	(381)	24,174
Operating costs		5	(11,847)	(2,509)	381	(13,975)
Adjusted EBITDA (1)			9,454	745	—	10,199
Severance, acquisition and other costs		6				(94)
Depreciation and amortization	17,	19				(4,723)
Finance costs
Interest expense		7				(1,146)
Net return on post-employment benefit plans		27				51
Impairment of assets		8				(279)
Other expense		9				(115)
Income taxes		10				(967)
Net earnings						2,926
Goodwill		22	7,960	2,946	—	10,906
Indefinite-life intangible assets		19	7,980	1,846	—	9,826
Capital expenditures			4,971	162	—	5,133
(1)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.
Revenues by services and products

The following table presents our revenues disaggregated by type of services and products.

FOR THE YEAR ENDED DECEMBER 31	2023	2022
Services(1)
Wireless	7,120	6,821
Wireline data	8,084	7,920
Wireline voice	2,862	3,002
Media	2,776	2,904
Other wireline services	312	309
Total services	21,154	20,956
Products(2)
Wireless	2,885	2,714
Wireline	634	504
Total products	3,519	3,218
Total operating revenues	24,673	24,174
(1) Our service revenues are generally recognized over time.
(2) Our product revenues are generally recognized at a point in time.

Note 4	Business acquisitions and disposition
2023

Acquisition of FX Innovation
On June 1, 2023, Bell acquired FX Innovation, a Montréal-based provider of cloud-focused managed and professional services and workflow automation solutions for business clients, for cash consideration of $157 million ($156 million net of cash acquired), of which $12 million is payable within two years, and an estimated $6 million of additional cash consideration contingent on the achievement of certain performance objectives. This contingent consideration is expected to be settled by 2027 and the maximum amount payable is $7 million. Contingent consideration is estimated to be nil at December 31, 2023. The acquisition of FX Innovation aims to position Bell as a technology services leader for our enterprise customers. The results of FX Innovation are included in our Bell CTS segment.

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

2023
Cash consideration paid	145
Cash consideration payable	12
Contingent consideration	6
Total cost to be allocated	163
Trade and other receivables	23
Other non-cash working capital	4
Indefinite-life intangible assets (1)	29
Finite-life intangible assets (2)	23
Other non-current assets	4
Trade payables and other liabilities	(15)
Contract liabilities	(3)
Debt due within one year	(5)
Deferred tax liabilities	(13)
47
Cash and cash equivalents	1
Fair value of net assets acquired	48
Goodwill (3)	115
(1)Consists of brand assets.
(2)Consists mainly of customer relationship assets and software.
(3)Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell CTS group of CGUs.

Operating revenues of $50 million from FX Innovation are included in the income statements for the year ended December 31, 2023, from the date of acquisition. BCE’s consolidated operating revenues for the year ended December 31, 2023 would have been $24,715 million had the acquisition of FX Innovation occurred on January 1, 2023. This proforma amount reflects the elimination of intercompany transactions and the purchase price allocation. The transaction did not have a significant impact on our net earnings for 2023.

Disposition of production studios
On May 3, 2023, we completed the sale of our 63% ownership in certain production studios, which were included in our Bell Media segment. We received net cash proceeds of $211 million and recorded a gain on investment of $79 million (before tax expense of $17 million). See Note 9, Other expense, for additional details.

The results of operations of the production studios up to the date of disposition on May 3, 2023 did not have a significant impact on our revenue or net earnings for 2023.

The following table summarizes the carrying value of the assets and liabilities sold:

2023
Trade and other receivables	1
Prepaid expenses	1
Property, plant and equipment	179
Intangible assets	4
Goodwill	76
Total assets	261
Trade payables and other liabilities	10
Contract liabilities	3
Debt due within one year	11
Long-term debt	82
Deferred tax liabilities	3
Total liabilities	109
Non-controlling interest	23
Net assets sold	129

2022

Acquisition of Distributel Communications Limited (Distributel)
On December 1, 2022, Bell acquired Distributel, a national independent communications provider offering a wide range of consumer, business and wholesale communications services, for cash consideration of $303 million ($282 million net of cash acquired) and $39 million of estimated additional cash consideration contingent on the achievement of certain performance objectives. This contingent consideration was expected to be settled by 2026 and the maximum contingent consideration payable was $65 million. Contingent consideration is estimated to be $49 million at December 31, 2023 of which $19 million was paid in 2023. The remaining $30 million is expected to be paid in 2024. The acquisition of Distributel is expected to support Bell’s strategy to grow residential and business customers. The results of Distributel are included in our Bell CTS segment.

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

2022
Cash consideration	303
Contingent consideration	39
Total cost to be allocated	342
Trade and other receivables	7
Other non-cash working capital	7
Property, plant and equipment	29
Indefinite-life intangible assets (1)	70
Finite-life intangible assets (2)	68
Deferred tax assets	7
Other long-term assets	2
Trade payables and other liabilities	(29)
Contract liabilities	(3)
Deferred tax liabilities	(39)
Other long-term liabilities	(6)
113
Cash and cash equivalents	21
Fair value of net assets acquired	134
Goodwill (3)	208
(1)Consists mainly of brand and digital assets.
(2)Consists mainly of customer relationship assets.
(3)Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell CTS group of CGUs.

Operating revenues of $14 million from Distributel are included in the income statements for the year ended December 31, 2022, from the date of acquisition. BCE’s consolidated operating revenues for the year ended December 31, 2022 would have been $24,309 million had the acquisition of Distributel occurred on January 1, 2022. This proforma amount reflects the elimination of intercompany transactions and the purchase price allocation. The transaction did not have a significant impact on our net earnings for 2022.

Acquisition of EBOX and other related companies
In February 2022, Bell acquired EBOX and other related companies, which provide Internet, telephone and TV services to consumers and businesses in Québec and parts of Ontario, for cash consideration of $153 million ($139 million net of cash acquired). The acquisition of EBOX and other related companies is expected to accelerate growth in Bell’s residential and small business customers. The results of the acquired companies are included in our Bell CTS segment.

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

2022
Cash consideration	153
Total cost to be allocated	153
Other non-cash working capital	5
Property, plant and equipment	5
Indefinite-life intangible assets (1)	17
Finite-life intangible and other assets (2)	15
Trade payables and other liabilities	(17)
Contract liabilities	(5)
Deferred tax liabilities	(9)
11
Cash and cash equivalents	14
Fair value of net assets acquired	25
Goodwill (3)	128
(1)Consists of brand and digital assets.
(2)Consists mainly of customer relationship assets.
(3)Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell CTS group of CGUs.

Operating revenues of $41 million from EBOX and other related parties are included in the income statement for the year ended December 31, 2022, from the date of acquisition. The transaction did not have a significant impact on net earnings for 2022.

Note 5	Operating costs

FOR THE YEAR ENDED DECEMBER 31	NOTE	2023	2022
Labour costs
Wages, salaries and related taxes and benefits		(4,354)	(4,250)
Post-employment benefit plans service cost (net of capitalized amounts)	27	(206)	(249)
Other labour costs(1)		(1,063)	(1,054)
Less:
Capitalized labour		1,217	1,136
Total labour costs		(4,406)	(4,417)
Cost of revenues(2)		(7,926)	(7,641)
Other operating costs (3)		(1,924)	(1,917)
Total operating costs		(14,256)	(13,975)
(1)Other labour costs include contractor and outsourcing costs.
(2)Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Research and development expenses of $90 million and $57 million are included in operating costs for 2023 and 2022, respectively.

Note 6	Severance, acquisition and other costs

FOR THE YEAR ENDED DECEMBER 31	2023	2022
Severance	(134)	(83)
Acquisition and other	(66)	(11)
Total severance, acquisition and other costs	(200)	(94)
Severance costs
Severance costs consist of charges related to involuntary and voluntary employee terminations.
Acquisition and other costs
Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.
Subsequent to year end, BCE announced a reduction of its workforce by approximately 4,800 positions, or 9% of all BCE employees in 2024, which could result in severance payments up to approximately $400 million.

Note 7	Interest expense

FOR THE YEAR ENDED DECEMBER 31	2023	2022
Interest expense on long-term debt	(1,391)	(1,148)
Interest expense on other debt	(219)	(126)
Capitalized interest	135	128
Total interest expense	(1,475)	(1,146)
Included in interest expense on long-term debt is interest on lease liabilities of $193 million and $165 million for 2023 and 2022, respectively.

Capitalized interest was calculated using an average rate of 4.31% and 3.83% for 2023 and 2022, respectively, which represents the weighted average interest rate on our outstanding long-term debt.

Note 8	Impairment of assets
2023
During the fourth quarter of 2023, we recognized $86 million of impairment charges for French TV channels within our Bell Media segment. The impairment charges were the result of a reduction in advertising demand in the industry resulting from economic uncertainties and unfavourable impacts to market-based valuation assumptions. These charges included $41 million allocated to indefinite-life intangible assets for broadcast licences and brands, and $45 million to finite-life intangible assets for program and feature film rights. The impairment was determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of October 1, 2023 to December 31, 2028, using a discount rate of 9.5% and a perpetuity growth rate of 0.0%. After impairments, the carrying value of our impacted CGU was $62 million.

There was no impairment of Bell Media goodwill. See Note 22, Goodwill, for further details.

Additionally in 2023, we recorded impairment charges of $57 million related mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

2022
During the fourth quarter of 2022, we recognized $147 million of impairment charges for French TV channels within our Bell Media segment. The impairment charges were the result of a reduction in advertising demand in the industry resulting from economic uncertainties and unfavourable impacts to assumptions for discount rates. These charges included $94 million allocated to indefinite-life intangible assets for broadcast licences, and $53 million to finite-life intangible assets for program and feature film rights. The impairment was determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using the discounted cash flow valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of October 1, 2022 to December 31, 2027, using a discount rate of 10.3% and a perpetuity growth rate of 0.5%. After impairments, the carrying value of our impacted CGUs was $109 million. In previous years' impairment analysis, the company's French Pay and French TV channels were tested for recoverability as one French CGU. In 2022, the French Pay channels were grouped with English Pay channels to form one CGU as a result of Bell Media launching a single bilingual premium pay product.

There was no impairment of Bell Media goodwill. See Note 22, Goodwill, for further details.

Additionally in 2022, we recorded impairment charges of $132 million related mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

Note 9	Other expense

FOR THE YEAR ENDED DECEMBER 31	NOTE	2023	2022
Equity (losses) income from investments in associates and joint ventures	20
Loss on investment		(581)	(42)
Operations		28	(19)
Net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans	29	(103)	(53)
Early debt redemption costs	25	(1)	(18)
Gains on investments		80	24
Interest income		67	22
Gains (losses) on retirements and disposals of property, plant and equipment and intangible assets		11	(27)
Other		33	(2)
Total other expense		(466)	(115)

Equity (losses) income from investments in associates and joint ventures
We recorded a loss on investment of $581 million and $42 million in 2023 and 2022, respectively, related to equity losses on our share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity gains or losses from investments in associates and joint ventures.

Gains on investments
In 2023, we completed the sale of our 63% ownership in certain production studios. We recorded net cash proceeds of $211 million and a gain on investment of $79 million. See Note 4, Business acquisitions and disposition, for additional details.
In 2022, we completed the sale of our wholly-owned subsidiary 6362222 Canada Inc. (Createch) and recorded a gain on sale of $39 million.
Additionally, in 2022, we recorded a loss on investment of $13 million related to an obligation to repurchase at fair value the minority interest in one of our subsidiaries.

Gains (losses) on disposals of property, plant and equipment
In 2023, in addition to losses recorded on retirements of property, plant and equipment, we sold land for total proceeds of $54 million and recorded a gain of $53 million as part of our real estate optimization strategy.

Note 10	Income taxes
The following table shows the significant components of income taxes deducted from net earnings.

FOR THE YEAR ENDED DECEMBER 31	2023	2022
Current taxes
Current taxes	(923)	(878)
Uncertain tax positions	8	91
Change in estimate relating to prior periods	9	8
Deferred taxes
Deferred taxes relating to the origination and reversal of temporary differences	(75)	(176)
Change in estimate relating to prior periods	1	(8)
Recognition and utilization of loss carryforwards	(24)	(4)
Uncertain tax positions	8	—
Total income taxes	(996)	(967)
The following table reconciles the amount of reported income taxes in the income statements with income taxes calculated at a statutory income tax rate of 26.8% for both 2023 and 2022.

FOR THE YEAR ENDED DECEMBER 31	2023	2022
Net earnings	2,327	2,926
Add back income taxes	996	967
Earnings before income taxes	3,323	3,893
Applicable statutory tax rate	26.8%	26.8%
Income taxes computed at applicable statutory rates	(891)	(1,043)
Non-taxable portion of gains on investments	5	4
Uncertain tax positions	16	91
Change in estimate relating to prior periods	10	—
Non-taxable portion of equity losses	(149)	(18)
Other	13	(1)
Total income taxes	(996)	(967)
Average effective tax rate	30.0%	24.8%
The following table shows aggregate current and deferred taxes relating to items recognized outside the income statements.

FOR THE YEAR ENDED DECEMBER 31	2023		2022
	OTHER COMPREHENSIVE (LOSS)/INCOME	DEFICIT	OTHER COMPREHENSIVE LOSS	DEFICIT
Current taxes	(2)	1	—	3
Deferred taxes	199	(8)	(73)	(7)
Total income taxes recovery (expense)	197	(7)	(73)	(4)

The following table shows deferred taxes resulting from temporary differences between the carrying amounts of assets and liabilities recognized in the statements of financial position and their corresponding tax basis, as well as tax loss carryforwards.

NET DEFERRED TAX LIABILITY	NON- CAPITAL LOSS CARRY- FORWARDS	POST- EMPLOYMENT BENEFIT PLANS	INDEFINITE- LIFE INTANGIBLE ASSETS	PROPERTY, PLANT AND EQUIPMENT AND FINITE- LIFE INTANGIBLE ASSETS	OTHER	TOTAL
January 1, 2022	63	(466)	(1,701)	(2,417)	(53)	(4,574)
Income statements	(4)	15	(40)	(307)	148	(188)
Business acquisitions	1	—	(26)	(21)	3	(43)
Other comprehensive (loss)/income	—	(151)	—	—	78	(73)
Deficit	—	—	—	—	(7)	(7)
Other	—	—	—	—	16	16
December 31, 2022	60	(602)	(1,767)	(2,745)	185	(4,869)
Income statements	(23)	10	(35)	(36)	(6)	(90)
Business acquisitions/business disposition	(1)	—	(10)	(4)	(3)	(18)
Other comprehensive income	—	149	—	—	50	199
Deficit	—	—	—	—	(8)	(8)
Reclassified to liabilities held for sale	—	—	7	(1)	—	6
Other	—	—	—	5	2	7
December 31, 2023	36	(443)	(1,805)	(2,781)	220	(4,773)
At December 31, 2023, BCE had $156 million of non-capital loss carryforwards. We:
•recognized a deferred tax asset of $36 million for $143 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2028 to 2043.
•did not recognize a deferred tax asset for $13 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2031 to 2043.
At December 31, 2023, BCE had $55 million of unrecognized capital loss carryforwards, which can be carried forward indefinitely.
At December 31, 2022, BCE had $251 million of non-capital loss carryforwards. We:
•recognized a deferred tax asset of $60 million for $231 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2025 to 2042.
•did not recognize a deferred tax asset for $20 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2023 to 2042.
At December 31, 2022, BCE had $67 million of unrecognized capital loss carryforwards, which can be carried forward indefinitely.

Note 11	Earnings per share
The following table shows the components used in the calculation of basic and diluted net earnings per common share for earnings attributable to common shareholders.

FOR THE YEAR ENDED DECEMBER 31	2023	2022
Net earnings attributable to common shareholders - basic	2,076	2,716
Dividends declared per common share (in dollars)	3.87	3.68

Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding - basic	912.2	911.5
Assumed exercise of stock options(1)	—	0.5

Weighted average number of common shares outstanding - diluted (in millions)	912.2	912.0
(1)The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 6,395,513 in 2023 and nil in 2022.

Note 12	Trade and other receivables

FOR THE YEAR ENDED DECEMBER 31	NOTE	2023	2022
Trade receivables (1)		3,959	4,102
Allowance for revenue adjustments		(145)	(160)
Allowance for doubtful accounts	29	(118)	(129)
Current tax receivable		12	48
Commodity taxes receivable		12	11
Other accounts receivable		311	266
Total trade and other receivables		4,031	4,138
(1)The details of securitized receivables are set out in Note 24, Debt due within one year.

Wireless device financing plan receivables
Wireless device financing plan receivables represent amounts owed to us under financing agreements that have not yet been billed. The current portion of these balances is included in Trade receivables within the Trade and other receivables line item on our statements of financial position and the long-term portion is included within the Other non-current assets line item on our statements of financial position.
The following table summarizes our wireless device financing plan receivables.

FOR THE YEAR ENDED DECEMBER 31	NOTE	2023	2022
Current		1,052	1,021
Non-current	21	401	386
Total wireless device financing plan receivables (1)		1,453	1,407
(1) Excludes allowance for doubtful accounts and allowance for revenue adjustments on the current portion of $45 million and $46 million at December 31, 2023 and December 31, 2022, respectively, and allowance for doubtful accounts and allowance for revenue adjustments on the non-current portion of $15 million at December 31, 2023 and December 31, 2022.

Note 13	Inventory

FOR THE YEAR ENDED DECEMBER 31	2023	2022
Wireless devices and accessories	190	238
Merchandise and other	275	418
Total inventory	465	656
The total amount of inventory subsequently recognized as an expense in cost of revenues was $3,334 million and $3,184 million for 2023 and 2022, respectively.

Note 14	Contract assets and liabilities
The table below provides a reconciliation of the significant changes in the contract assets and the contract liabilities balances.

		Contract assets (1)		Contract liabilities
FOR THE YEAR ENDED DECEMBER 31	NOTE	2023	2022	2023	2022
Opening balance, January 1		724	665	1,085	1,045
Revenue recognized included in contract liabilities at the beginning of the year		—	—	(734)	(736)
Revenue recognized from contract liabilities included in contract assets at the beginning of the year		84	89	—	—
Increase in contract liabilities during the year		—	—	785	794
Increase in contract liabilities included in contract assets during the year		(88)	(83)	—	—
Increase in contract assets from revenue recognized during the year		713	728	—	—
Contract assets transferred to trade receivables		(613)	(586)	8	14
Acquisitions / (Disposition)	4	—	—	—	8
Contract terminations transferred to trade receivables		(60)	(50)	(1)	(1)
Other		(25)	(39)	(55)	(39)
Ending balance, December 31		735	724	1,088	1,085
(1) Net of allowance for doubtful accounts of $18 million and $19 million at December 31, 2023 and December 31, 2022, respectively. See Note 29, Financial and capital management, for additional details.

Note 15	Contract costs

The table below provides a reconciliation of the contract costs balance.

FOR THE YEAR ENDED DECEMBER 31	2023	2022
Opening balance, January 1	1,143	894
Incremental costs of obtaining a contract and contract fulfillment costs	892	807
Amortization included in operating costs	(623)	(558)
Ending balance, December 31	1,412	1,143

Contract costs are amortized over periods ranging from 12 to 95 months.

Note 16	Assets held for sale

On February 8, 2024, Bell Media announced the sale of 45 radio stations within the Bell Media segment. Completion of the sale is expected in the fourth quarter of 2024, subject to regulatory approvals and other closing conditions. Estimated proceeds for the stations and other radio related assets being sold are expected to be $54 million, resulting in an estimated gain of $9 million to be recorded in other expense upon completion of the sale.

The assets and liabilities of these radio stations were presented as held for sale in our statements of financial position at December 31, 2023, measured at the lower of their carrying amount and the estimated fair value less costs to sell. Property, plant and equipment and leased assets included in assets held for sale were no longer depreciated or amortized effective December 2023.

Our results for the years ended December 31, 2023 and 2022 included revenues for these radio stations of $39 million and $42 million and are recorded in the Bell Media segment. The transaction did not have a significant impact on our net earnings for 2023 and 2022.

The following table summarizes the carrying value of the assets and liabilities that are classified as held for sale at December 31, 2023.

	NOTE	2023
Property, plant and equipment	17	12
Intangible assets	19	26
Goodwill	22	22
Total assets held for sale		60
Long-term debt		7
Deferred tax liabilities		6
Other non-current liabilities		2
Total liabilities held for sale		15
Net assets held for sale		45

Note 17	Property, plant and equipment

FOR THE YEAR ENDED DECEMBER 31, 2023	NOTE	NETWORK INFRASTRUCTURE AND EQUIPMENT (1)	LAND AND BUILDINGS (1)	ASSETS UNDER CONSTRUCTION	TOTAL
COST
January 1, 2023		71,875	9,139	2,598	83,612
Additions		2,990	795	2,176	5,961
Business acquisitions/(business disposition)		8	(103)	(100)	(195)
Transfers		1,368	79	(2,317)	(870)
Retirements and disposals		(1,557)	(53)	(2)	(1,612)
Impairment losses recognized in earnings	8	—	(42)	—	(42)
Reclassified to assets held for sale	16	(8)	(10)	—	(18)
December 31, 2023		74,676	9,805	2,355	86,836
ACCUMULATED DEPRECIATION
January 1, 2023		49,236	5,120	—	54,356
Depreciation		3,254	491	—	3,745
Business disposition		(1)	(17)	—	(18)
Retirements and disposals		(1,508)	(37)	—	(1,545)
Transfers		23	2	—	25
Reclassified to assets held for sale	16	(6)	—	—	(6)
Other		(72)	(1)	—	(73)
December 31, 2023		50,926	5,558	—	56,484
NET CARRYING AMOUNT
January 1, 2023		22,639	4,019	2,598	29,256
December 31, 2023		23,750	4,247	2,355	30,352
(1)Includes right-of-use assets. See Note 18, Leases, for additional details.

FOR THE YEAR ENDED DECEMBER 31, 2022	NOTE	NETWORK INFRASTRUCTURE AND EQUIPMENT (1)	LAND AND BUILDINGS (1)	ASSETS UNDER CONSTRUCTION	TOTAL
COST
January 1, 2022		70,923	8,889	2,241	82,053
Additions		2,824	394	2,675	5,893
Business acquisitions/(business disposition)		11	(28)	3	(14)
Transfers		1,180	51	(2,318)	(1,087)
Retirements and disposals		(3,063)	(35)	(3)	(3,101)
Impairment losses recognized in earnings	8	—	(132)	—	(132)
December 31, 2022		71,875	9,139	2,598	83,612
ACCUMULATED DEPRECIATION
January 1, 2022		49,122	4,696	—	53,818
Depreciation		3,195	465	—	3,660
Business disposition		(14)	(7)	—	(21)
Retirements and disposals		(3,025)	(28)	—	(3,053)
Transfers		2	(2)	—	—
Other		(44)	(4)	—	(48)
December 31, 2022		49,236	5,120	—	54,356
NET CARRYING AMOUNT
January 1, 2022		21,801	4,193	2,241	28,235
December 31, 2022		22,639	4,019	2,598	29,256
(1)Includes right-of-use assets. See Note 18, Leases, for additional details.

Note 18	Leases
Right-of-use assets
BCE’s significant right-of-use assets under leases are satellites, office premises, land, cellular tower sites, retail outlets and OOH advertising spaces. Right-of-use assets are presented in Property, plant and equipment in the statements of financial position.

FOR THE YEAR ENDED DECEMBER 31, 2023	NOTE	NETWORK INFRASTRUCTURE AND EQUIPMENT	LAND AND BUILDINGS	TOTAL
COST
January 1, 2023		3,693	4,119	7,812
Additions		832	729	1,561
Transfers		(215)	(4)	(219)
Business disposition		—	(20)	(20)
Lease terminations		(37)	(15)	(52)
Impairment losses recognized in earnings	8	—	(30)	(30)
Reclassified to assets held for sale		(2)	(5)	(7)
December 31, 2023		4,271	4,774	9,045
ACCUMULATED DEPRECIATION
January 1, 2023		1,804	1,858	3,662
Depreciation		425	364	789
Transfers		(113)	(1)	(114)
Business disposition		—	(3)	(3)
Lease terminations		(13)	(2)	(15)
December 31, 2023		2,103	2,216	4,319
NET CARRYING AMOUNT
January 1, 2023		1,889	2,261	4,150
December 31, 2023		2,168	2,558	4,726

FOR THE YEAR ENDED DECEMBER 31, 2022	NOTE	NETWORK INFRASTRUCTURE AND EQUIPMENT	LAND AND BUILDINGS	TOTAL
COST
January 1, 2022		3,240	3,931	7,171
Additions		681	336	1,017
Transfers		(195)	(6)	(201)
Business acquisitions/(business disposition)		2	(11)	(9)
Lease terminations		(35)	(7)	(42)
Impairment losses recognized in earnings	8	—	(124)	(124)
December 31, 2022		3,693	4,119	7,812
ACCUMULATED DEPRECIATION
January 1, 2022		1,554	1,538	3,092
Depreciation		374	335	709
Transfers		(112)	(5)	(117)
Business disposition		—	(7)	(7)
Lease terminations		(12)	(3)	(15)
December 31, 2022		1,804	1,858	3,662
NET CARRYING AMOUNT
January 1, 2022		1,686	2,393	4,079
December 31, 2022		1,889	2,261	4,150
Leases in net earnings
The following table provides the expenses related to leases recognized in net earnings.

FOR THE YEAR ENDED DECEMBER 31	2023	2022
Interest expense on lease liabilities	193	165
Variable lease payment expenses not included in the measurement of lease liabilities	126	133
Expenses for leases of low value assets	63	60
Expenses for short-term leases	29	27
Leases in the statements of cash flows
Total cash outflow related to leases was $1,455 million and $1,272 million for the year ended December 31, 2023 and December 31, 2022, respectively.
Additional disclosures
See Note 24, Debt due within one year, and Note 25, Long-term debt, for lease liabilities balances included in the statements of financial position.
See Note 29, Financial and capital management, for a maturity analysis of lease liabilities.
See Note 34, Commitments and contingencies, for leases committed but not yet commenced as at December 31, 2023.

Note 19	Intangible assets

		FINITE-LIFE					INDEFINITE-LIFE
FOR THE YEAR ENDED DECEMBER 31, 2023	NOTE	SOFTWARE	CUSTOMER RELATION- SHIPS	PROGRAM AND FEATURE FILM RIGHTS	OTHER	TOTAL	BRANDS	SPECTRUM AND OTHER LICENCES	BROADCAST LICENCES	TOTAL	TOTAL INTANGIBLE ASSETS
COST
January 1, 2023		10,543	1,802	603	407	13,355	2,435	5,905	1,486	9,826	23,181
Additions		471	—	1,260	149	1,880	—	53	—	53	1,933
Business acquisitions/(business disposition)		10	45	—	(4)	51	31	(7)	—	24	75
Transfers		897	—	—	(27)	870	—	—	—	—	870
Retirements and disposals		(576)	(69)	(2)	(4)	(651)	—	(2)	(9)	(11)	(662)
Impairment losses recognized in earnings	8	—	—	(45)	—	(45)	(34)	—	(17)	(51)	(96)
Amortization included in operating costs		—	—	(1,165)	—	(1,165)	—	—	—	—	(1,165)
Reclassified to assets held for sale	16	—	—	—	—	—	—	—	(26)	(26)	(26)
December 31, 2023		11,345	1,778	651	521	14,295	2,432	5,949	1,434	9,815	24,110
ACCUMULATED AMORTIZATION
January 1, 2023		5,734	1,060	—	204	6,998	—	—	—	—	6,998
Amortization		1,033	98	—	42	1,173	—	—	—	—	1,173
Retirements and disposals		(574)	(69)	—	(2)	(645)	—	—	—	—	(645)
Transfers		—	—	—	(25)	(25)	—	—	—	—	(25)
December 31, 2023		6,193	1,089	—	219	7,501	—	—	—	—	7,501
NET CARRYING AMOUNT
January 1, 2023		4,809	742	603	203	6,357	2,435	5,905	1,486	9,826	16,183
December 31, 2023		5,152	689	651	302	6,794	2,432	5,949	1,434	9,815	16,609

		FINITE-LIFE					INDEFINITE-LIFE
FOR THE YEAR ENDED DECEMBER 31, 2022	NOTE	SOFTWARE	CUSTOMER RELATION- SHIPS	PROGRAM AND FEATURE FILM RIGHTS	OTHER	TOTAL	BRANDS	SPECTRUM AND OTHER LICENCES	BROADCAST LICENCES	TOTAL	TOTAL INTANGIBLE ASSETS
COST
January 1, 2022		9,565	1,736	631	404	12,336	2,409	5,786	1,580	9,775	22,111
Additions		484	1	1,208	7	1,700	—	44	—	44	1,744
Business acquisitions		6	65	—	3	74	26	75	—	101	175
Transfers		1,087	—	—	—	1,087	—	—	—	—	1,087
Retirements and disposals		(599)	—	—	(7)	(606)	—	—	—	—	(606)
Impairment losses recognized in earnings	8	—	—	(53)	—	(53)	—	—	(94)	(94)	(147)
Amortization included in operating costs		—	—	(1,183)	—	(1,183)	—	—	—	—	(1,183)
December 31, 2022		10,543	1,802	603	407	13,355	2,435	5,905	1,486	9,826	23,181
ACCUMULATED AMORTIZATION
January 1, 2022		5,407	969	—	165	6,541	—	—	—	—	6,541
Amortization		926	91	—	46	1,063	—	—	—	—	1,063
Retirements and disposals		(599)	—	—	(7)	(606)	—	—	—	—	(606)
December 31, 2022		5,734	1,060	—	204	6,998	—	—	—	—	6,998
NET CARRYING AMOUNT
January 1, 2022		4,158	767	631	239	5,795	2,409	5,786	1,580	9,775	15,570
December 31, 2022		4,809	742	603	203	6,357	2,435	5,905	1,486	9,826	16,183

Note 20	Investments in associates and joint ventures
The following tables provide summarized financial information with respect to BCE’s associates and joint ventures. For more details on our associates and joint ventures, see Note 35, Related party transactions.

Statements of financial position

FOR THE YEAR ENDED DECEMBER 31	NOTE	2023	2022
Assets		4,050	3,857
Liabilities		(3,875)	(2,641)
Total net assets		175	1,216
BCE's share of net assets		323	608
BCE’s share of net liabilities	28	(252)	—

Income statements

FOR THE YEAR ENDED DECEMBER 31	NOTE	2023	2022
Revenues		2,722	2,335
Expenses		(3,832)	(2,456)
Total net losses		(1,110)	(121)
BCE’s share of net losses	9	(553)	(61)

Note 21	Other non-current assets

FOR THE YEAR ENDED DECEMBER 31	NOTE	2023	2022
Long-term wireless device financing plan receivables	12	401	386
Long-term receivables		331	255
Derivative assets	29	116	233
Publicly-traded and privately-held investments	29	587	215
Investments(1)	29	216	184
Other		63	82
Total other non-current assets		1,714	1,355
(1)These amounts have been pledged as security related to obligations for certain employee benefits and are not available for general use.

Note 22	Goodwill
The following table provides details about the changes in the carrying amounts of goodwill for the years ended December 31, 2023 and 2022. BCE’s groups of CGUs for purposes of goodwill impairment testing correspond to our reporting segments.

	NOTE	BELL CTS	BELL MEDIA	BCE

Balance at January 1, 2022		7,626	2,946	10,572
Acquisitions	4	334	—	334
Balance at December 31, 2022		7,960	2,946	10,906
Acquisitions, disposition and other	4	139	(81)	58
Reclassified to assets held for sale	16	—	(22)	(22)
Balance at December 31, 2023		8,099	2,843	10,942

Impairment testing
Goodwill is tested annually for impairment or when there is an indication that goodwill might be impaired, by comparing the carrying value of a CGU or group of CGUs to its recoverable amount, where the recoverable amount is the higher of fair value less costs of disposal and its value in use.

RECOVERABLE AMOUNT

The recoverable amount for each of the Bell CTS and Bell Media group of CGUs is its value in use.

The recoverable amount for our groups of CGUs is determined by discounting five-year cash flow projections derived from business plans reviewed by senior management. The projections reflect management’s expectations of revenue, adjusted EBITDA, capital expenditures, working capital and operating cash flows, based on past experience and future expectations of operating performance, including any impact from changes in interest rates and inflation.

Cash flows beyond the five-year period are extrapolated using perpetuity growth rates. None of the perpetuity growth rates exceeds the long-term historical growth rates for the markets in which we operate.

The discount rates are applied to the cash flow projections and are derived from the weighted average cost of capital for each group of CGUs.

The following table shows the key assumptions used to estimate the recoverable amounts of our groups of CGUs.

	ASSUMPTIONS USED
	PERPETUITY	DISCOUNT
GROUPS OF CGUs	GROWTH RATE	RATE
Bell CTS	1.5%	7.0%
Bell Media	0.7%	10.2%
We believe that any reasonable possible change in the key assumptions on which the estimate of recoverable amount of the Bell CTS group of CGUs is based would not cause its carrying amount to exceed its recoverable amount.
For the Bell Media group of CGUs, a decrease of (0.3%) in the perpetuity growth rate or an increase of 0.2% in the discount rate would have resulted in its recoverable amount being equal to its carrying value.

Note 23	Trade payables and other liabilities

FOR THE YEAR ENDED DECEMBER 31	NOTE	2023	2022
Trade payables and accruals		3,308	3,602
Compensation payable		599	607
Maple Leaf Sports and Entertainment Ltd. (MLSE) financial liability (1)	29	—	149
Commodity taxes payable		143	108
Derivative liabilities	29	107	106
Provisions	26	65	74
Other current liabilities		507	575
Total trade payables and other liabilities		4,729	5,221
(1)Represented BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price. In January 2023, BCE repurchased the interest held by the Master Trust Fund, a trust fund that holds pension fund investments serving the pension obligations of the BCE group pension plan participants, in MLSE for a cash consideration of $149 million.

Note 24	Debt due within one year

FOR THE YEAR ENDED DECEMBER 31	NOTE	WEIGHTED AVERAGE INTEREST RATE AT DECEMBER 31, 2023	2023	2022
Notes payable(1)	29	5.21%	207	869
Loans secured by receivables(2)	29	6.16%	1,588	1,588
Long-term debt due within one year(3)	25	3.60%	3,247	1,680
Total debt due within one year			5,042	4,137
(1)Includes commercial paper of $149 million in U.S. dollars ($197 million in Canadian dollars) and $627 million in U.S. dollars ($849 million in Canadian dollars) as at December 31, 2023 and December 31, 2022, respectively, which were issued under our U.S. commercial paper program and have been hedged for foreign currency fluctuations with forward currency contracts. See Note 29, Financial and capital management, for additional details.
(2)Loans secured by receivables totaled $1,200 million in U.S. dollars ($1,588 million in Canadian dollars) and $1,173 million in U.S. dollars ($1,588 million in Canadian dollars) as at December 31, 2023 and December 31, 2022, respectively, and have been hedged for foreign currency fluctuations with forward currency contracts. See Note 29, Financial and capital management, for additional details.
(3)Included in long-term debt due within one year is the current portion of lease liabilities of $1,074 million and $930 million as at December 31, 2023 and December 31, 2022, respectively.

Securitized receivables
In 2022, we entered into a new securitization program which replaced our previous securitized trade receivables program and now includes wireless device financing plan receivables. As a result, the maximum amount available under our securitization program increased from $1.3 billion at December 31, 2021 to $2.3 billion at December 31, 2022.
In 2023, we amended our securitization program to add sustainability-linked pricing. The amendment introduces a financing cost that varies based on our performance of certain sustainability performance targets.
The following table provides further details on our securitized receivables programs during 2023 and 2022.

FOR THE YEAR ENDED DECEMBER 31	2023	2022
Average interest rate throughout the year	5.72%	3.15%
Securitized receivables	3,320	3,353

The securitization program is recorded as a floating rate revolving loan secured by certain receivables. We continue to service trade receivables and wireless device financing plan receivables under the securitization program, which matures in July 2025 unless previously terminated. The lenders' interest in the collection of these receivables ranks ahead of our interests, which means that we are exposed to certain risks of default on the amounts securitized.

We have provided various credit enhancements in the form of overcollateralization and subordination of our retained interests.

The lenders have no further claim on our other assets if customers do not pay the amounts owed.

Credit facilities
Bell Canada may issue notes under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $3 billion in either Canadian or U.S. currency provided that at no time shall such maximum amount of notes exceed $3.5 billion in Canadian currency, which equals the aggregate amount available under Bell Canada’s committed supporting revolving and expansion credit facilities as at December 31, 2023. The total amount of the net available committed revolving and expansion credit facilities may be drawn at any time.
In 2023, Bell Mobility Inc. (Bell Mobility) entered into a $600 million U.S. dollar uncommitted trade loan agreement to finance certain purchase obligations. Loan requests may be made until April 30, 2024, with each loan having a term of up to 24 months. The loan agreement has been hedged for foreign currency fluctuations. See Note 29, Financial and capital management, for additional details.
The table below is a summary of our total bank credit facilities at December 31, 2023.

	TOTAL AVAILABLE	DRAWN	LETTERS OF CREDIT	COMMERCIAL PAPER OUTSTANDING	NET AVAILABLE
Committed credit facilities
Unsecured revolving and expansion credit facilities (1)(2)	3,500	—	—	197	3,303
Unsecured non-revolving credit facilities (3)	641	—	—	—	641
Other	106	—	81	—	25
Total committed credit facilities	4,247	—	81	197	3,969
Non-committed credit facilities
Bell Canada	2,159	—	862	—	1,297
Bell Mobility	794	476	—	—	318
Total non-committed credit facilities	2,953	476	862	—	1,615
Total committed and non-committed credit facilities	7,200	476	943	197	5,584
(1)Bell Canada’s $2.5 billion committed revolving credit facility expires in May 2028 and its $1 billion committed expansion credit facility expires in May 2026. In 2022, Bell Canada converted its committed credit facilities into a sustainability-linked loan. The amendment introduces a borrowing cost that varies based on our performance of certain sustainability performance targets.
(2)As of December 31, 2023, Bell Canada’s outstanding commercial paper included $149 million in U.S. dollars ($197 million in Canadian dollars). All of Bell Canada’s commercial paper outstanding is included in Debt due within one year.
(3)In 2022, Bell Canada entered into two 30-year senior unsecured non-revolving credit facilities in the aggregate principal amount of up to $647 million to partly fund the expansion of its broadband networks as part of government subsidy programs. In 2023, the maximum aggregate principal amount of such credit facilities was decreased to $641 million.

Restrictions
Some of our credit agreements:
•require us to meet specific financial ratios
•require us to offer to repay and cancel the credit agreement upon a change of control of BCE or Bell Canada
We are in compliance with all conditions and restrictions under such credit agreements.

Note 25	Long-term debt

FOR THE YEAR ENDED DECEMBER 31	NOTE	WEIGHTED AVERAGE INTEREST RATE AT DECEMBER 31, 2023	MATURITY	2023	2022
Debt securities
1997 trust indenture (1)		4.02%	2024-2053	19,768	16,747
1976 trust indenture		9.38%	2027-2054	975	975
2011 trust indenture		4.00%	2024	225	225
2016 U.S. trust indenture (2)		3.58%	2024-2052	7,529	6,525
1996 trust indenture (subordinated)		8.21%	2026-2031	275	275
Lease liabilities		5.82%	2024-2068	4,857	4,402
Bell Mobility trade loan (3)		6.98%	2025	476	—
Other				422	449
Total debt				34,527	29,598
Net unamortized discount				(33)	(34)
Unamortized debt issuance costs				(112)	(101)
Less:
Amount due within one year	24			(3,247)	(1,680)
Total long-term debt				31,135	27,783
(1)At December 31, 2023 and 2022, $1,625 million and $500 million, respectively, have been swapped from fixed to floating using interest rate swaps. As at December 31, 2023, $700 million and $525 million have been swapped from fixed to floating with forward interest rate swaps starting in 2024 and 2028, respectively. See Note 29, Financial and capital management, for additional details.
(2)At December 31, 2023 and 2022, notes issued under the 2016 U.S. trust indenture totaled $5,700 million and $4,850 million in U.S. dollars, respectively, and have been hedged for foreign currency fluctuations with cross currency interest rate swaps, including $600 million in U.S. dollars, which has been swapped from fixed to floating. See Note 29, Financial and capital management, for additional details.
(3)At December 31, 2023, loans incurred under the Bell Mobility trade loan agreement totaled $360 million in U.S. dollars and have been hedged for foreign currency fluctuations with cross currency interest rate swaps. See Note 29, Financial and capital management, for additional details.

Bell Canada's debt securities have been issued in Canadian dollars with the exception of debt securities issued under the 2016 U.S. trust indenture, which have been issued in U.S. dollars. All debt securities were issued at a fixed interest rate. We have entered into interest rate and cross currency interest rate derivatives to manage interest rate risk as disclosed in Note 29, Financial and capital management.

Restrictions
Some of our debt agreements:
•impose covenants and new issue tests
•require us to make an offer to repurchase certain series of debt securities upon the occurrence of a change of control event as defined in the relevant debt agreements
We are in compliance with all conditions and restrictions under such debt agreements.
All outstanding debt securities have been issued under trust indentures, are unsecured and have been guaranteed by BCE. All debt securities have been issued in series and certain series are redeemable at Bell Canada’s option prior to maturity at the prices, times and conditions specified for each series.

2023

On November 14, 2023, Bell Canada issued, under its 1997 trust indenture, 5.85% Series M-57 medium-term note (MTN) debentures, with a principal amount of $300 million, which mature on November 10, 2032. The Series M-57 debentures were issued pursuant to a re-opening of an existing series of MTN debentures. Additionally on the same date, Bell Canada issued under its 1997 trust indenture, 5.25% Series M-62 MTN debentures, with a principal amount of $700 million, which mature on March 15, 2029.

On August 11, 2023, Bell Canada issued, under its 1997 trust indenture, 5.15% Series M-60 MTN debentures, with a principal amount of $600 million, which mature on November 14, 2028. Additionally, on the same date, Bell Canada issued under its 1997 trust indenture, 5.60% Series M-61 MTN debentures, with a principal amount of $400 million, which mature on August 11, 2053.

On May 11, 2023, Bell Canada issued, under its 2016 trust indenture, 5.100% Series US-8 Notes, with a principal amount of $850 million in U.S. dollars ($1,138 million in Canadian dollars), which mature on May 11, 2033. The Series US-8 Notes have been hedged for foreign currency fluctuations with cross currency interest rate swaps. See Note 29, Financial and capital management, for additional details.

On February 9, 2023, Bell Canada issued, under its 1997 trust indenture, 4.55% Series M-58 MTN debentures, with a principal amount of $1,050 million, which mature on February 9, 2030. Additionally, on the same date, Bell Canada issued, under its 1997 trust indenture, 5.15% Series M-59 MTN debentures, with a principal amount of $450 million, which mature on February 9, 2053.

Subsequent to year end, on February 15, 2024, Bell Canada issued, under its 2016 trust indenture, 5.200% Series US-9 Notes, with a principal amount of $700 million in U.S. dollars ($942 million in Canadian dollars), which mature on February 15, 2034. The Series US-9 Notes have been hedged for foreign currency fluctuations with cross currency interest rate swaps. Additionally, on the same date, Bell Canada issued, under its 2016 trust indenture, 5.550% Series US-10 Notes, with a principal amount of $750 million in U.S. dollars ($1,009 million in Canadian dollars), which mature on February 15, 2054. The Series US-10 Notes have been hedged for foreign currency fluctuations with cross currency interest rate swaps and in addition, $336 million in Canadian dollars have been hedged for changes in fair value with interest rate swaps.

2022

On November 10, 2022, Bell Canada issued, under its 1997 trust indenture, 5.85% Series M-57 MTN debentures, with a principal amount of $1 billion, which mature on November 10, 2032.

On March 16, 2022, Bell Canada redeemed, prior to maturity, its 3.35% Series M-26 MTN debentures, having an outstanding principal amount of $1 billion, which were due on March 22, 2023. As a result, for the year ended December 31, 2022, we recognized early debt redemption charges of $18 million, which were recorded in Other expense in the income statements.

On February 11, 2022, Bell Canada issued, under its 2016 trust indenture, 3.650% Series US-7 Notes, with a principal amount of $750 million in U.S. dollars ($954 million in Canadian dollars), which mature on August 15, 2052. The Series US-7 Notes have been hedged for foreign currency fluctuations with cross currency interest rate swaps. See Note 29, Financial and capital management, for additional details.

Note 26	Provisions

FOR THE YEAR ENDED DECEMBER 31	NOTE	AROs	Other (1)	Total
January 1, 2023		165	197	362
Additions		6	39	45
Usage		(5)	(26)	(31)
Reversals		(3)	(22)	(25)
December 31, 2023		163	188	351
Current	23	30	35	65
Non-current	28	133	153	286
December 31, 2023		163	188	351
(1) Other includes environmental, legal, vacant space and other provisions.
AROs reflect management’s best estimates of expected future costs to restore current leased premises to their original condition prior to lease inception. Cash outflows associated with our ARO liabilities are generally expected to occur at the restoration dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will be ultimately required for these sites is uncertain.

Note 27	Post-employment benefit plans
POST-EMPLOYMENT BENEFIT PLANS COST
We provide pension and other benefits for most of our employees. These include DB pension plans, DC pension plans and OPEBs.
We operate our DB and DC pension plans under applicable Canadian and provincial pension legislation, which prescribes minimum and maximum DB funding requirements. Plan assets are held in trust, and the oversight of governance of the plans, including investment decisions, contributions to DB plans and the selection of the DC plans investment options offered to plan participants, lies with the Risk and Pension Fund Committee, a committee of our board of directors.
The interest rate risk is managed using a liability matching approach, which reduces the exposure of the DB plans to a mismatch between investment growth and obligation growth.
The longevity risk is managed using a longevity swap, which reduces the exposure of the DB plans to an increase in life expectancy.
COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

FOR THE YEAR ENDED DECEMBER 31	2023	2022
DB pension	(128)	(193)
DC pension	(133)	(118)
OPEBs	(1)	(2)
Less:
Capitalized benefit plans cost	56	64
Total post-employment benefit plans service cost	(206)	(249)
COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING INCOME

FOR THE YEAR ENDED DECEMBER 31	2023	2022
DB pension	149	84
OPEBs	(41)	(33)
Total net return on post-employment benefit plans	108	51

The statements of comprehensive income include the following amounts before income taxes.

	2023	2022
Cumulative gains recognized directly in equity, January 1	985	419
Actuarial (losses) gains in other comprehensive (loss) income(1)	(835)	894
Decrease (increase) in the effect of the asset limit in other comprehensive (loss) income(2)	282	(328)
Cumulative gains recognized directly in equity, December 31	432	985
(1)The cumulative actuarial gains recognized in the statements of comprehensive income are $864 million at December 31, 2023.
(2)The cumulative increase in the effect of the asset limit recognized in the statements of comprehensive income is $432 million at December 31, 2023.

COMPONENTS OF POST-EMPLOYMENT BENEFIT ASSETS (OBLIGATIONS)
The following table shows the change in post-employment benefit obligations and the fair value of plan assets.

	DB PENSION PLANS		OPEB PLANS		TOTAL
	2023	2022	2023	2022	2023	2022
Post-employment benefit obligations, January 1	(19,295)	(24,544)	(1,138)	(1,457)	(20,433)	(26,001)
Current service cost	(128)	(193)	(1)	(2)	(129)	(195)
Interest on obligations	(993)	(770)	(58)	(44)	(1,051)	(814)
Actuarial (losses) gains(1)	(1,572)	4,856	51	294	(1,521)	5,150
Benefit payments	1,401	1,366	72	70	1,473	1,436
Employee contributions	(8)	(9)	—	—	(8)	(9)
Other	—	(1)	—	1	—	—
Post-employment benefit obligations, December 31	(20,595)	(19,295)	(1,074)	(1,138)	(21,669)	(20,433)
Fair value of plan assets, January 1	23,355	28,040	327	351	23,682	28,391
Expected return on plan assets(2)	1,195	875	17	11	1,212	886
Actuarial gains (losses) (1)	692	(4,227)	(6)	(29)	686	(4,256)
Benefit payments	(1,401)	(1,366)	(72)	(70)	(1,473)	(1,436)
Employer contributions	41	81	64	64	105	145
Employee contributions	8	9	—	—	8	9
Transfers to DC plans	(124)	(57)	—	—	(124)	(57)
Other	2	—	—	—	2	—
Fair value of plan assets, December 31	23,768	23,355	330	327	24,098	23,682
Plan asset (deficit)	3,173	4,060	(744)	(811)	2,429	3,249
Effect of asset limit	(719)	(980)	—	—	(719)	(980)
Interest on effect of asset limit	(53)	(21)	—	—	(53)	(21)
Post-employment benefit asset (liability), December 31	2,401	3,059	(744)	(811)	1,657	2,248
Post-employment benefit assets	2,935	3,559	—	—	2,935	3,559
Post-employment benefit obligations	(534)	(500)	(744)	(811)	(1,278)	(1,311)
(1)Actuarial (losses) gains include experience gains of $734 million in 2023 and losses of ($4,729) million in 2022.
(2)The actual return (loss) on plan assets was $1,898 million or 8.8% in 2023 and ($3,370) million or (11.6%) in 2022.

FUNDED STATUS OF POST-EMPLOYMENT BENEFIT PLANS
The following table shows the funded status of our post-employment benefit obligations.

	FUNDED		PARTIALLY FUNDED(1)		UNFUNDED(2)		TOTAL
FOR THE YEAR ENDED DECEMBER 31	2023	2022	2023	2022	2023	2022	2023	2022
Present value of post-employment benefit obligations	(20,004)	(18,741)	(1,453)	(1,461)	(212)	(231)	(21,669)	(20,433)
Fair value of plan assets	23,703	23,291	395	391	—	—	24,098	23,682
Plan surplus (deficit)	3,699	4,550	(1,058)	(1,070)	(212)	(231)	2,429	3,249
Effect of asset limit	(772)	(1,001)	—	—	—	—	(772)	(1,001)
Post-employment benefit asset (liability)	2,927	3,549	(1,058)	(1,070)	(212)	(231)	1,657	2,248
(1)The partially funded plans consist of supplementary executive retirement plans (SERPs) for eligible employees and certain OPEBs. The company partially funds the SERPs through letters of credit and a retirement compensation arrangement account with Canada Revenue Agency. Certain paid-up life insurance benefits are funded through life insurance contracts.
(2)Our unfunded plans consist of certain OPEBs, which are paid as claims are incurred.

SIGNIFICANT ASSUMPTIONS
We used the following key assumptions to measure the post-employment benefit obligations and the net benefit plans cost for the DB pension plans and OPEB plans. These assumptions are long-term, which is consistent with the nature of post-employment benefit plans.

	DB PENSION PLANS AND OPEB PLANS
FOR THE YEAR ENDED DECEMBER 31	2023	2022
Post-employment benefit obligations
Discount rate	4.6%	5.3%
Rate of compensation increase	2.25%	2.25%
Cost of living indexation rate(1)	1.6%	1.6%
Life expectancy at age 65 (years)	23.4	23.3
(1)Cost of living indexation rate is only applicable to DB pension plans.

	DB PENSION PLANS AND OPEB PLANS
FOR THE YEAR ENDED DECEMBER 31	2023	2022
Net post-employment benefit plans cost
Discount rate	5.3%	3.4%
Rate of compensation increase	2.25%	2.25%
Cost of living indexation rate(1)	1.6%	1.6%
Life expectancy at age 65 (years)	23.3	23.3
(1) Cost of living indexation rate is only applicable to DB pension plans.
The weighted average duration of the post-employment benefit obligation is 12 years.

We assumed the following trend rates in healthcare costs:
•an annual increase in the cost of medication of 6.5% for 2023 decreasing to 4.0% over 20 years
•an annual increase in the cost of covered dental benefits of 4.5%
•an annual increase in the cost of covered hospital benefits of 3.7%
•an annual increase in the cost of other covered healthcare benefits of 4.5%
Assumed trend rates in healthcare costs have a significant effect on the amounts reported for the healthcare plans.
The following table shows the effect of a 1% change in the assumed trend rates in healthcare costs.

EFFECT ON POST-EMPLOYMENT BENEFITS – INCREASE/(DECREASE)	1% INCREASE	1% DECREASE
Total service and interest cost	3	(3)
Post-employment benefit obligations	64	(47)

SENSITIVITY ANALYSIS
The following table shows a sensitivity analysis of key assumptions used to measure the net post-employment benefit obligations and the net post-employment benefit plans cost for our DB pension plans and OPEB plans.

		IMPACT ON NET POST-EMPLOYMENT BENEFIT PLANS COST FOR 2023 – INCREASE/(DECREASE)		IMPACT ON POST-EMPLOYMENT BENEFIT OBLIGATIONS AT DECEMBER 31, 2023 – INCREASE/(DECREASE)
	CHANGE IN ASSUMPTION	INCREASE IN ASSUMPTION	DECREASE IN ASSUMPTION	INCREASE IN ASSUMPTION	DECREASE IN ASSUMPTION
Discount rate	0.5%	(83)	78	(1,146)	1,255
Cost of living indexation rate	0.5%	55	(46)	1,007	(822)
Life expectancy at age 65	1 year	38	(39)	714	(735)
POST-EMPLOYMENT BENEFIT PLAN ASSETS
The investment strategy for the post-employment benefit plan assets is to maintain a diversified portfolio of assets invested in a prudent manner to maintain the security of benefits.
The following table shows the target allocations for 2023 and the allocation of our post-employment benefit plan assets at December 31, 2023 and 2022.

	WEIGHTED AVERAGE TARGET ALLOCATION	TOTAL PLAN ASSETS FAIR VALUE
ASSET CATEGORY	2023	December 31, 2023	December 31, 2022
Equity securities	0%-40%	13%	15%
Debt securities	50%-100%	55%	52%
Alternative investments	0%-50%	32%	33%
Total		100%	100%

The following table shows the fair value of the DB pension plan assets for each category.

FOR THE YEAR ENDED DECEMBER 31	2023	2022
Observable markets data
Equity securities
Canadian	858	824
Foreign	2,265	2,555
Debt securities
Canadian	10,284	9,904
Foreign	1,550	1,537
Money market	1,222	739
Non-observable markets inputs
Alternative investments
Private equities	831	1,017
Hedge funds	1,268	1,374
Real estate and infrastructure	4,221	4,297
Private debt	1,237	1,048
Other	32	60
Total	23,768	23,355

Equity securities included approximately $9 million of BCE common shares, or 0.04% of total plan assets, at December 31, 2023 and $11 million of BCE common shares, or 0.05% of total plan assets, at December 31, 2022.
Debt securities included approximately $92 million of Bell Canada debentures, or 0.39% of total plan assets, at December 31, 2023 and approximately $85 million of Bell Canada debentures, or 0.40% of total plan assets, at December 31, 2022.
Alternative investments included an investment in MLSE of $149 million, or 0.64% of total plan assets, at December 31, 2022. In 2023, BCE repurchased the Master Trust Fund's interest for cash consideration of $149 million. As such, the Master Trust Fund no longer has any investment in MLSE as at December 31, 2023.
The Bell Canada Pension Plan has an investment arrangement which hedges part of its exposure to potential increases in longevity, which covers approximately $3 billion of post-employment benefit obligations. The fair value of the arrangement is included within other alternative investments.
CASH FLOWS
We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory authorities. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits. Changes in these factors could cause actual future contributions to differ from our current estimates and could require us to increase contributions to our post-employment benefit plans in the future, which could have a negative effect on our liquidity and financial performance.
We contribute to the DC pension plans as employees provide service.
The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under OPEB plans.

	DB PLANS		DC PLANS		OPEB PLANS
FOR THE YEAR ENDED DECEMBER 31	2023	2022	2023	2022	2023	2022
Contributions/payments	(41)	(81)	(11)	(59)	(64)	(64)
We expect to contribute approximately $45 million to our DB pension plans in 2024, subject to actuarial valuations being completed. We expect to contribute approximately $10 million to the DC pension plans and to pay approximately $60 million to beneficiaries under OPEB plans in 2024.

Note 28	Other non-current liabilities

FOR THE YEAR ENDED DECEMBER 31		NOTE	2023	2022
Provisions		26	286	288
Long-term disability benefits obligation			269	260
Derivative liabilities		29	607	191
Joint venture obligation	9,	20	252	—
Other			303	331
Total other non-current liabilities			1,717	1,070

Note 29	Financial and capital management
Financial management
Management’s objectives are to protect BCE and its subsidiaries on a consolidated basis against material economic exposures and variability of results from various financial risks, including credit risk, liquidity risk, foreign currency risk, interest rate risk and equity price risk.
DERIVATIVES
We use derivative instruments to manage our exposure to foreign currency risk, interest rate risk and changes in the price of BCE common shares.
FAIR VALUE
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Certain fair value estimates are affected by assumptions we make about the amount and timing of future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that may be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values may not be the net amounts that would be realized if these instruments were settled.
The carrying values of our cash, cash equivalents, short-term investments, trade and other receivables, trade payables and other liabilities, interest payable, dividends payable, notes payable and loans secured by receivables approximate fair value as they are short-term. The carrying value of wireless device financing plan receivables approximates fair value given that their average remaining duration is short and the carrying value is reduced by an allowance for doubtful accounts and an allowance for revenue adjustments. The carrying value of the Bell Mobility trade loans approximates fair value given their average remaining duration is short and they bear interest at a variable rate.
The following table provides the fair value details of other financial instruments measured at amortized cost in the statements of financial position.

					December 31, 2023		December 31, 2022

	CLASSIFICATION	FAIR VALUE METHODOLOGY	NOTE		CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	24,	25	29,049	28,225	25,061	23,026

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

				FAIR VALUE
	CLASSIFICATION	NOTE	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3)(2)
December 31, 2023
Publicly-traded and privately-held investments(3)	Other non-current assets	21	587	10	—	577
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities		(488)	—	(488)	—
Other	Other non-current assets and liabilities		147	—	216	(69)
December 31, 2022
Publicly-traded and privately-held investments(3)	Other non-current assets	21	215	9	—	206
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities		72	—	72	—
MLSE financial liability(4)	Trade payables and other liabilities	23	(149)	—	—	(149)
Other	Other non-current assets and liabilities		108	—	184	(76)
(1)Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)Non-observable market inputs such as discounted cash flows and revenue and earnings multiples. For certain privately-held investments, changes in our valuation assumption relating to revenue and earnings multiples may result in a significant increase (decrease) in the fair value of our level 3 financial instruments.
(3)Unrealized gains and losses are recorded in Other comprehensive (loss) income in the statements of comprehensive income and are reclassified from Accumulated other comprehensive loss to the deficit in the statements of financial position when realized.
(4)Represented BCE’s obligation to repurchase the Master Trust Fund's 9% interest in MLSE at a price not less than an agreed minimum price. In January 2023, BCE repurchased the interest in MLSE held by the Master Trust Fund for a cash consideration of $149 million.

CREDIT RISK
We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position.
We are exposed to credit risk if counterparties to our trade receivables, including wireless device financing plan receivables, and derivative instruments are unable to meet their obligations. The concentration of credit risk from our customers is minimized because we have a large and diverse customer base. There was minimal credit risk relating to derivative instruments at December 31, 2023 and 2022. We deal with institutions that have investment-grade credit ratings and we expect that they will be able to meet their obligations. We regularly monitor our credit risk and credit exposure, and consider, among other factors, the effects of changes in interest rates and inflation.
The following table provides the change in allowance for doubtful accounts for trade receivables.

	NOTE	2023	2022
Balance, January 1		(129)	(136)
Additions		(126)	(109)
Usage and reversals		137	116
Balance, December 31	12	(118)	(129)
In many instances, trade receivables are written off directly to bad debt expense if the account has not been collected after a predetermined period of time.

The following table provides further details on trade receivables, net of allowance for doubtful accounts.

AT DECEMBER 31	2023	2022
Trade receivables not past due	3,158	3,215
Trade receivables past due
Under 60 days	421	434
60 to 120 days	209	253
Over 120 days	53	71
Trade receivables, net of allowance for doubtful accounts	3,841	3,973

The following table provides the change in allowance for doubtful accounts for contract assets.

	NOTE	2023	2022
Balance, January 1		(19)	(20)
Additions		(40)	(20)
Usage and reversals		41	21
Balance, December 31		(18)	(19)
Current		(6)	(7)
Non-current		(12)	(12)
Balance, December 31	14	(18)	(19)

LIQUIDITY RISK
Our cash, cash equivalents, short-term investments, amounts available under our securitized receivables program, cash flows from operations and possible capital markets financing are expected to be sufficient to fund our operations and fulfill our obligations as they become due. Should our cash requirements exceed the above sources of cash, we would expect to cover such a shortfall by drawing on existing committed bank facilities and new ones, to the extent available.
The following table is a maturity analysis for recognized financial liabilities at December 31, 2023 for each of the next five years and thereafter.

AT DECEMBER 31, 2023	NOTE	2024	2025	2026	2027	2028	THERE- AFTER	TOTAL
Total debt, excluding lease liabilities	25	2,172	2,690	1,609	1,742	2,120	19,337	29,670
Lease liabilities (1)	25	1,245	1,034	673	403	334	2,041	5,730
Notes payable	24	207	—	—	—	—	—	207
Loan secured by receivables	24	1,588	—	—	—	—	—	1,588
Interest payable on long-term debt, notes payable and loan secured by receivables		1,301	1,133	1,060	1,019	962	10,548	16,023
Net (receipts) payments on cross currency interest rate swaps and interest rate swaps		(6)	18	(5)	(11)	(9)	(70)	(83)
Total		6,507	4,875	3,337	3,153	3,407	31,856	53,135
(1) Includes imputed interest of $873 million.

We are also exposed to liquidity risk for financial liabilities due within one year as shown in the statements of financial position.

MARKET RISK

CURRENCY EXPOSURES
In 2023, we entered into cross currency interest rate swaps with a notional amount of $360 million in U.S. dollars ($491 million in Canadian dollars) to hedge the U.S. currency exposure of outstanding loans maturing in 2025 under our Bell Mobility trade loan agreement. The fair value of the cross currency interest rate swaps at December 31, 2023 was a net liability of $15 million recognized in Other current assets and Other non-current liabilities in the statements of financial position. See Note 24, Debt due within one year and Note 25, Long-term debt, for additional details.

In 2023, we entered into cross currency interest rate swaps with a notional amount of $850 million in U.S. dollars ($1,138 million in Canadian dollars) to hedge the U.S. currency exposure of our US-8 Notes maturing in 2033. The fair value of the cross currency interest rate swaps at December 31, 2023 was a net liability of $37 million recognized in Other current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. See Note 25, Long-term debt, for additional details.
In 2022, we entered into cross currency interest rate swaps with a notional amount of $750 million in U.S. dollars ($954 million in Canadian dollars) to hedge the U.S. currency exposure of our US-7 Notes maturing in 2052. In connection with these swaps, we settled the forward starting interest rate swaps and cross currency basis rate swaps entered into in 2021, each of which had a notional amount of $127 million. The fair value of the cross currency interest rate swaps at December 31, 2023 and December 31, 2022 was a liability of $132 million and $46 million, respectively, recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. See Note 25, Long-term debt, for additional details.
A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $28 million (loss of $100 million) recognized in net earnings at December 31, 2023 and a gain of $124 million (loss of $123 million) recognized in Other comprehensive (loss) income at December 31, 2023, with all other variables held constant.
A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippine peso would result in a gain (loss) of $5 million recognized in Other comprehensive (loss) income at December 31, 2023, with all other variables held constant.
The following table provides further details on our outstanding foreign currency forward contracts and options as at December 31, 2023.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM
Cash flow(1)	USD	1,207	CAD	1,609	2024	Loans
Cash flow	USD	150	CAD	201	2024	Commercial paper
Cash flow	USD	624	CAD	790	2024	Anticipated purchases
Cash flow	PHP	2,885	CAD	69	2024	Anticipated purchases
Cash flow	USD	495	CAD	645	2025	Anticipated purchases
Economic	USD	210	CAD	277	2024	Anticipated purchases
Economic - options(2)	USD	175	CAD	225	2024	Anticipated purchases
Economic - call options	USD	244	CAD	327	2024	Anticipated purchases
Economic - call options	CAD	225	USD	156	2024	Anticipated purchases
Economic - put options	USD	519	CAD	675	2024	Anticipated purchases
Economic	USD	120	CAD	158	2025	Anticipated purchases
Economic - options(2)	USD	65	CAD	85	2025	Anticipated purchases
Economic - call options	USD	540	CAD	694	2025	Anticipated purchases
Economic - put options	USD	360	CAD	461	2025	Anticipated purchases
(1)    Forward contracts to hedge loans secured by receivables under our securitization program. See Note 24, Debt due within one year, for additional information.
(2) Foreign currency options with a leverage provision and a profit cap limitation.

INTEREST RATE EXPOSURES
In 2023, we sold interest rate swaptions with a notional amount of $250 million to hedge economically the fair value of our Series M-53 MTN debentures and we sold interest rate swaptions with a notional amount of $425 million to hedge economically the floating interest rate exposure relating to these debentures. These swaptions matured unexercised. In 2023, we also entered into interest rate swaps with a notional amount of $125 million to hedge the fair value of our Series M-53 MTN debentures maturing in 2027. In 2022, we sold interest rate swaptions with a notional amount of $1,000 million to hedge economically the fair value of our Series M-53 MTN debentures. Swaptions of a notional amount of $500 million were exercised and the remaining swaptions matured unexercised. The resulting interest rate swaps of a notional amount of $500 million hedge the fair value of our Series M-53 MTN debentures. The fair value of the interest rate swaps at December 31, 2023 and 2022 was a net liability of $4 million and $14 million, respectively, recognized in Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the statements of financial position. A gain (loss) of $4 million and ($7) million for the year ended December 31, 2023 and 2022, respectively, relating to the interest rate swaptions is recognized in Other expense in the income statements. See Note 25, Long-term debt, for additional details.

In 2023, we entered into forward starting interest rate swaps, effective from 2024, with a notional amount of $700 million to hedge the fair value of our series M-62 MTN debentures maturing in 2029. The fair value of the interest rate swaps at December 31, 2023 was an asset of $22 million recognized in Other current assets and Other non-current assets in the statements of financial position. See Note 25, Long-term debt, for additional details.
In 2023, we sold interest rate swaptions with a notional amount of $375 million to hedge economically the fair value of our Series M-52 MTN debentures. These swaptions were exercised in 2023, giving rise to a loss of $1 million recognized in Other expense in the income statements. The resulting interest rate swaps with a notional amount of $375 million hedge the fair value of our Series M-52 MTN debentures maturing in 2030. In 2023, we also entered into additional interest rate swaps with a notional amount of $125 million to hedge the fair value of our Series M-52 MTN debentures. The fair value of the interest rate swaps at December 31, 2023 was a net asset of $12 million recognized in Other current assets, Trade payables and other liabilities and Other non-current assets in the statements of financial position. See Note 25, Long-term debt, for additional details.
In 2023, we sold interest rate swaptions with a notional amount of $125 million to hedge economically the fair value of our Series M-57 MTN debentures. These swaptions were exercised in 2023, giving rise to a loss of $2 million recognized in Other expense in the income statements. The resulting interest rate swaps with a notional amount of $125 million hedge the fair value of our Series M-57 MTN debentures maturing in 2032. In 2023, we also entered into additional interest rate swaps with a notional amount of $375 million to hedge the fair value of our Series M-57 MTN debentures. The fair value of the interest rate swaps at December 31, 2023 was a net asset of $24 million recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the statements of financial position. See Note 25, Long-term debt, for additional details.
In 2023, we entered into forward starting interest rate swaps, effective from 2028, with a notional amount of $125 million to hedge the fair value of our series M-59 MTN debentures maturing in 2053. In 2023, we also entered into forward starting interest rate swaps, effective from 2028, with a notional amount of $400 million to hedge the fair value of our series M-61 MTN debentures maturing in 2053. The fair value of the interest rate swaps at December 31, 2023 was an asset of $48 million recognized in Other non-current assets in the statements of financial position. See Note 25, Long-term debt, for additional details.
In 2023, we entered into an amortizing interest rate swap with an initial notional amount of $197 million, to hedge the interest rate exposure on other debt maturing in 2028. The fair value of the amortizing interest rate swap at December 31, 2023 was a net liability of $2 million recognized in Other current assets and Other non-current liabilities in the statements of financial position.
In 2022, we entered into cross currency basis rate swaps maturing in 2023 with a notional amount of $638 million to hedge economically the basis rate exposure on future debt issuances. In 2023, the maturity date of these cross currency basis rate swaps was extended to 2024 resulting in an increase in their notional amount to $644 million at December 31, 2023. The fair value of the cross currency basis rate swaps at December 31, 2023 and 2022 was a liability of $13 million and $33 million, respectively, recognized in Trade payables and other liabilities in the statements of financial position. A gain (loss) of $20 million and ($33) million for the year ended December 31, 2023 and 2022, respectively, relating to the basis rate swaps is recognized in Other expense in the income statements.
We use leveraged interest rate options to hedge economically the dividend rate resets on $582 million of our preferred shares which had varying reset dates in 2021 for the periods ending in 2026. The fair value of the leveraged interest rate options at December 31, 2023 and 2022 was nil and a liability of $1 million, respectively, recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.
A 1% increase (decrease) in interest rates would result in a loss (gain) of $26 million recognized in net earnings at December 31, 2023, with all other variables held constant.
A 0.1% increase (decrease) in cross currency basis swap rates would result in a gain (loss) of $11 million recognized in net earnings at December 31, 2023, with all other variables held constant.
EQUITY PRICE EXPOSURES
We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at December 31, 2023 and December 31, 2022 was a net liability of $162 million and $48 million, respectively, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the statements of financial position. A loss of $103 million and $53 million for the year ended

December 31, 2023 and 2022, respectively, relating to the equity forward contracts is recognized in Other expense in the income statements. See Note 31, Share-based payments, for additional details.
A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $29 million recognized in net earnings at December 31, 2023, with all other variables held constant.

Capital management
We have various capital policies, procedures and processes which are utilized to seek to achieve our objectives for capital management. These include optimizing our cost of capital and maximizing shareholder return while balancing the interests of our stakeholders.
Our definition of capital includes equity attributable to BCE shareholders, debt, cash, cash equivalents and short-term investments.
In 2023 and 2022, the key ratios that we used to monitor and manage our capital structure were a net debt leverage ratio(1) and an adjusted EBITDA to adjusted net interest expense ratio(2). In 2023 and 2022, our net debt leverage ratio target range was 2.0 to 2.5 times adjusted EBITDA and our adjusted EBITDA to adjusted net interest expense ratio target was greater than 7.5 times. At December 31, 2023, we had exceeded the limit of our internal net debt leverage ratio target range by 0.98 and exceeded our adjusted EBITDA to adjusted net interest expense ratio target by 0.56. Going forward, our objective is to see our net debt leverage ratio decline over time to be in the range of 3.0 times adjusted EBITDA. While currently in excess of this level, our net debt leverage ratio is still consistent with a strong balance sheet, ample financial flexibility and investment grade credit ratings. Additionally, given the correlation between adjusted EBITDA to adjusted net interest expense ratio and the net debt leverage ratio, we are simplifying our internal targets to reflect the net debt leverage ratio only and will not report against adjusted EBITDA to adjusted net interest expense in the future. We believe that this ratio is of less relative importance to our investors, lenders and other stakeholders as a measure of the strength of our capital structure.
We believe that certain investors and analysts use our net debt leverage ratio as a measure of financial leverage and health of the company.
The following table provides a summary of our key ratios.

AT DECEMBER 31	2023	2022
Net debt leverage ratio	3.48	3.30
Adjusted EBITDA to adjusted net interest expense ratio	6.94	8.50
On February 7, 2024, the board of directors of BCE approved an increase of 3.1% in the annual dividend on BCE's common shares, from $3.87 to $3.99 per common share.
On February 1, 2023, the board of directors of BCE approved an increase of 5.2% in the annual dividend on BCE's common shares, from $3.68 to $3.87 per common share.
In Q4 2023, BCE renewed its normal course issuer bid program (NCIB) with respect to its First Preferred Shares. See Note 30, Share capital, for additional details.

(1)Our net debt leverage ratio represents net debt divided by adjusted EBITDA. We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash, cash equivalents and short-term investments, as shown in our statements of financial position. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.
(2)Our adjusted EBITDA to adjusted net interest expense ratio represents adjusted EBITDA divided by adjusted net interest expense. We define adjusted net interest expense as twelve-month trailing net interest expense as shown in our statements of cash flows plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our income statements. For the purposes of calculating our adjusted EBITDA to adjusted net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

Note 30	Share capital
Preferred shares
BCE’s articles of amalgamation, as amended, provide for an unlimited number of First Preferred Shares and Second Preferred Shares, all without par value. The terms set out in the articles authorize BCE’s directors to issue the shares in one or more series and to set the number of shares and the conditions for each series.
The following table provides a summary of the principal terms of BCE’s First Preferred Shares as at December 31, 2023. There were no Second Preferred Shares issued and outstanding at December 31, 2023. BCE’s articles of amalgamation, as amended, describe the terms and conditions of these shares in detail.

	ANNUAL DIVIDEND RATE						STATED CAPITAL
SERIES		CONVERTIBLE INTO	CONVERSION DATE	REDEMPTION DATE	REDEMPTION PRICE	NUMBER OF SHARES ISSUED AND OUTSTANDING	DECEMBER 31, 2023	DECEMBER 31, 2022
Q	floating	Series R	December 1, 2030	At any time	$25.50	—	—	—
R(1)	3.018%	Series Q	December 1, 2025	December 1, 2025	$25.00	7,764,800	194	200
S	floating	Series T	November 1, 2026	At any time	$25.50	2,054,167	51	53
T(1)	4.99%	Series S	November 1, 2026	November 1, 2026	$25.00	5,301,633	132	146
Y	floating	Series Z	December 1, 2027	At any time	$25.50	6,451,752	161	175
Z(1)	5.346%	Series Y	December 1, 2027	December 1, 2027	$25.00	2,708,031	68	74
AA(1)	4.94%	Series AB	September 1, 2027	September 1, 2027	$25.00	11,482,631	293	312
AB	floating	Series AA	September 1, 2027	At any time	$25.50	6,918,839	176	195
AC(1)	5.08%	Series AD	March 1, 2028	March 1, 2028	$25.00	6,482,274	165	255
AD	floating	Series AC	March 1, 2028	At any time	$25.50	12,513,726	319	254
AE	floating	Series AF	February 1, 2025	At any time	$25.50	6,022,513	151	162
AF(1)	3.865%	Series AE	February 1, 2025	February 1, 2025	$25.00	9,076,087	227	237
AG(1)	3.37%	Series AH	May 1, 2026	May 1, 2026	$25.00	8,442,830	211	223
AH	floating	Series AG	May 1, 2026	At any time	$25.50	4,784,070	120	125
AI(1)	3.39%	Series AJ	August 1, 2026	August 1, 2026	$25.00	9,246,640	231	237
AJ	floating	Series AI	August 1, 2026	At any time	$25.50	4,118,260	103	111
AK(1)	3.306%	Series AL	December 31, 2026	December 31, 2026	$25.00	22,303,812	558	578
AL(2)	floating	Series AK	December 31, 2026	At any time		1,755,688	44	45
AM(1)	2.939%	Series AN	March 31, 2026	March 31, 2026	$25.00	10,183,378	233	239
AN(2)	floating	Series AM	March 31, 2026	At any time		1,035,822	24	24
AO(3)	fixed	Series AP				—	—	—
AP(3)	floating	Series AO				—	—	—
AQ(1)	6.538%	Series AR	September 30, 2028	September 30, 2028	$25.00	8,303,614	206	225
AR(4)	floating	Series AQ	September 30, 2033	At any time		—	—	—
							3,667	3,870
(1)BCE may redeem each of these series of First Preferred Shares on the applicable redemption date and every five years thereafter.
(2)BCE may redeem Series AL and AN First Preferred Shares at $25.00 per share on December 31, 2026 and March 31, 2026, respectively, and every five years thereafter (each, a Series conversion date). Alternatively, BCE may redeem Series AL or AN First Preferred Shares at $25.50 per share on any date which is not a Series conversion date for the applicable series of First Preferred Shares.
(3)On March 31, 2022, BCE redeemed its 4,600,000 issued and outstanding Series AO First Preferred Shares with a stated capital of $118 million for a total cost of $115 million. The remaining $3 million was recorded to contributed surplus.
(4)If Series AR First Preferred Shares are issued on September 30, 2028, BCE may redeem such shares at $25.00 per share on September 30, 2033 and every five years thereafter (each, a Series conversion date). Alternatively, BCE may redeem Series AR Preferred Shares at $25.50 per share on any date which is not a Series conversion date for such series of First Preferred Shares.
NORMAL COURSE ISSUER BID FOR BCE FIRST PREFERRED SHARES
On November 2, 2023, BCE announced the renewal of its NCIB to purchase for cancellation up to 10% of the public float of each series of BCE’s outstanding First Preferred Shares that are listed on the Toronto Stock Exchange. The NCIB will extend up to November 8, 2024, or an earlier date should BCE complete its purchases under the NCIB.

In 2023, BCE repurchased and canceled 8,124,533 First Preferred Shares under its NCIB with a stated capital of $203 million for a total cost of $140 million. The remaining $63 million was recorded to contributed surplus.
Subsequent to year end, BCE repurchased and canceled 1,412,388 First Preferred Shares under its NCIB with a stated capital of $36 million for a total cost of $25 million. The remaining $11 million was recorded to contributed surplus.
On November 3, 2022, BCE announced the renewal of its NCIB to purchase for cancellation up to 10% of the public float of each series of BCE’s outstanding First Preferred Shares that are listed on the Toronto Stock Exchange. The NCIB extended from November 9, 2022 to November 8, 2023.
In 2022, BCE repurchased and canceled 584,300 First Preferred Shares with a stated capital of $15 million for a total cost of $10 million. The remaining $5 million was recorded to contributed surplus.
VOTING RIGHTS
All of the issued and outstanding First Preferred Shares at December 31, 2023 are non-voting, except under special circumstances when the holders are entitled to one vote per share.
PRIORITY AND ENTITLEMENT TO DIVIDENDS

The First Preferred Shares of all series rank at parity with each other and in priority to all other shares of BCE with respect to payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of BCE.
Holders of Series R, T, Z, AA, AC, AF, AG, AI, AK, AM and AQ First Preferred Shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE’s articles of amalgamation, as amended.
Holders of Series S, Y, AB, AD, AE, AH and AJ First Preferred Shares are entitled to floating adjustable cumulative monthly dividends. The floating dividend rate on these shares is calculated every month, as set out in BCE’s articles of amalgamation, as amended.
Holders of Series AL and AN First Preferred Shares are entitled to floating cumulative quarterly dividends. The floating dividend rate on these shares is calculated every quarter, as set out in BCE’s articles of amalgamation, as amended.
Dividends on all series of First Preferred Shares are paid as and when declared by the board of directors of BCE.
CONVERSION FEATURES
All of the issued and outstanding First Preferred Shares at December 31, 2023 are convertible at the holder’s option into another associated series of First Preferred Shares on a one-for-one basis according to the terms set out in BCE’s articles of amalgamation, as amended.

Common shares and Class B shares
BCE’s articles of amalgamation provide for an unlimited number of voting common shares and non-voting Class B shares, all without par value. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE is liquidated, dissolved or wound up, after payments due to the holders of preferred shares. No Class B shares were outstanding at December 31, 2023 and 2022.

The following table provides details about the outstanding common shares of BCE.

		2023		2022
	NOTE	NUMBER OF SHARES	STATED CAPITAL	NUMBER OF SHARES	STATED CAPITAL
Outstanding, January 1		911,982,866	20,840	909,018,871	20,662
Shares issued under deferred share plan		843	—	11,003	1
Shares issued under employee stock option plan	31	306,139	19	2,952,992	177
Unclaimed shares(1)		(15,303)	—	—	—
Outstanding, December 31		912,274,545	20,859	911,982,866	20,840
(1) Represents unclaimed shares following the expiry of former Manitoba Telecom Services Inc. (MTS) shareholders' rights to receive BCE common shares in connection with the acquisition of MTS.

Contributed surplus
Contributed surplus in 2023 and 2022 includes premiums in excess of par value upon the issuance of BCE common shares and share-based compensation expense net of settlements.

Note 31	Share-based payments
The following share-based payment amounts are included in the income statements as operating costs.

FOR THE YEAR ENDED DECEMBER 31	2023	2022
ESP	(29)	(28)
RSUs/PSUs	(62)	(69)
DSUs and stock options	(4)	(4)
Total share-based payments	(95)	(101)

Description of the plans
ESP
The ESP is designed to encourage employees of BCE and its participating subsidiaries to own shares of BCE. Employees can choose to have up to 12% of their eligible annual earnings withheld through regular payroll deductions for the purchase of BCE common shares. In some cases, the employer also contributes up to 2% of the employee’s eligible annual earnings to the plan. Dividends are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares. Employer contributions to the ESP and related dividends are subject to employees holding their shares for a two-year vesting period.
The trustee of the ESP buys BCE common shares for the participants on the open market, by private purchase or from treasury. BCE determines the method the trustee uses to buy the shares.
At December 31, 2023, 4,360,087 common shares were authorized for issuance from treasury under the ESP. At December 31, 2023 and 2022, there were 1,077,613 and 1,028,161 unvested employer ESP contributions, respectively.
RSUs/PSUs
RSUs/PSUs are granted to executives and other eligible employees. Dividends in the form of additional RSUs/PSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares. Executives and other eligible employees are granted a specific number of RSUs/PSUs for a given performance period based mainly on their level and position. RSUs/PSUs vest fully after three years of continuous employment from the date of grant and if performance objectives are met for certain PSUs, as determined by the board of directors.
The following table summarizes RSUs/PSUs outstanding at December 31, 2023 and 2022.

NUMBER OF RSUs/PSUs	2023	2022
Outstanding, January 1	3,124,187	3,085,667
Granted(1)	1,125,502	1,016,211
Dividends credited	213,427	173,100
Settled	(957,402)	(1,061,392)
Forfeited	(92,902)	(89,399)
Outstanding, December 31	3,412,812	3,124,187
Vested, December 31(2)	1,225,815	887,158
(1)The weighted average fair value of the RSUs/PSUs granted was $61 in 2023 and $66 in 2022.
(2)The RSUs/PSUs vested on December 31, 2023 were fully settled in February 2024 with BCE common shares and/or DSUs.
DSUs
Eligible bonuses and RSUs may be paid in the form of DSUs when executives or other eligible employees elect or are required to participate in the plan. The value of a DSU at the issuance date is equal to the value of one BCE common share. For non-management directors, compensation is paid in DSUs until the minimum share ownership requirement is met; thereafter, at least 50% of their compensation is paid in DSUs. There are no vesting requirements relating to DSUs. Dividends in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares. DSUs are settled when the holder leaves the company.
At December 31, 2023 and 2022, there were 3,573,182 and 3,321,167 DSUs outstanding, respectively.
STOCK OPTIONS
Under BCE’s long-term incentive plans, BCE may grant options to executives to buy BCE common shares. The subscription price of a grant is based on the higher of:
•the volume-weighted average of the trading price on the trading day immediately prior to the effective date of the grant
•the volume-weighted average of the trading price for the last five consecutive trading days ending on the trading day immediately prior to the effective date of the grant
At December 31, 2023, in addition to the stock options outstanding, 4,496,051 common shares were authorized for issuance under these plans. Options vest fully after three years of continuous employment from the date of grant. All options become exercisable when they vest and can be exercised for a period of seven years from the date of grant for options granted prior to 2019 and ten years from the date of grant for options granted since 2019.

The following table summarizes stock options outstanding at December 31, 2023 and 2022.

		2023		2022
	NOTE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)
Outstanding, January 1		7,802,108	61	10,778,724	60
Exercised(1)	30	(306,139)	60	(2,952,992)	58
Forfeited or expired		(11,408)	63	(23,624)	65
Outstanding, December 31		7,484,561	61	7,802,108	61
Exercisable, December 31		7,484,561	61	4,539,188	58
(1)The weighted average market share price for options exercised was $63 in 2023 and $69 in 2022.
The following table provides additional information about BCE’s stock option plans at December 31, 2023 and 2022.

	STOCK OPTIONS OUTSTANDING
	2023			2022
RANGE OF EXERCISE PRICES	NUMBER	WEIGHTED AVERAGE REMAINING LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE ($)	NUMBER	WEIGHTED AVERAGE REMAINING LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE ($)
$50-$59	4,291,180	3	58	4,510,298	4	58
$60 & above	3,193,381	6	65	3,291,810	7	65
	7,484,561	4	61	7,802,108	5	61

Note 32	Additional cash flow information
The following table provides a reconciliation of changes in assets and liabilities arising from financing activities.

	NOTE	DEBT DUE WITHIN ONE YEAR AND LONG-TERM DEBT	DERIVATIVE TO HEDGE FOREIGN CURRENCY ON DEBT (1)	DIVIDENDS PAYABLE	OTHER LIABILITIES (2)	TOTAL
January 1, 2023		31,920	(307)	867	253	32,733
Cash flows from (used in) financing activities
Decrease in notes payable		(646)	—	—	—	(646)
Issue of long-term debt		5,195	—	—	—	5,195
Repayment of long-term debt		(1,858)	—	—	—	(1,858)
Repurchase of financial liability		—	—	—	(149)	(149)
Cash dividends paid on common and preferred shares		—	—	(3,668)	—	(3,668)
Cash dividends paid by subsidiaries to non-controlling interests	36	—	—	(47)	—	(47)
Other financing activities		(24)	—	—	—	(24)
Total cash flows from (used in) financing activities excluding equity		2,667	—	(3,715)	(149)	(1,197)

Non-cash changes arising from
Increase in lease liabilities		1,562	—	—	—	1,562
Dividends declared on common and preferred shares		—	—	3,717	—	3,717
Dividends declared by subsidiaries to non-controlling interests		—	—	47	—	47
Effect of changes in foreign exchange rates		(169)	169	—	—	—
Business acquisitions	4	5	—	—	—	5
Business disposition	4	(93)	—	—	—	(93)
Reclassification to liabilities held for sale		(7)	—	—	—	(7)
Other		292	(15)	(6)	(26)	245
Total non-cash changes		1,590	154	3,758	(26)	5,476
December 31, 2023		36,177	(153)	910	78	37,012
(1) Included in Other current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.
(2) We have reclassified amounts from the previous period to make them consistent with the presentation for the current period.

	NOTE	DEBT DUE WITHIN ONE YEAR AND LONG-TERM DEBT	DERIVATIVE TO HEDGE FOREIGN CURRENCY ON DEBT (1)	DIVIDENDS PAYABLE	OTHER LIABILITIES (2)	TOTAL
January 1, 2022		29,673	79	811	294	30,857
Cash flows from (used in) financing activities
Increase in notes payable		42	69	—	—	111
Issue of long-term debt		1,951	—	—	—	1,951
Repayment of long-term debt		(2,023)	—	—	—	(2,023)
Cash dividends paid on common and preferred shares		—	—	(3,448)	—	(3,448)
Cash dividends paid by subsidiaries to non-controlling interests	36	—	—	(39)	—	(39)
Increase in securitized trade receivables		700	—	—	—	700
Other financing activities		(13)	—	—	(18)	(31)
Total cash flows from (used in) financing activities excluding equity		657	69	(3,487)	(18)	(2,779)

Non-cash changes arising from
Increase in lease liabilities		1,008	—	—	—	1,008
Dividends declared on common and preferred shares		—	—	3,508	—	3,508
Dividends declared by subsidiaries to non-controlling interests		—	—	39	—	39
Effect of changes in foreign exchange rates		437	(437)	—	—	—
Business acquisitions		8	—	—	—	8
Business disposition		(14)	—	—	—	(14)
Other		151	(18)	(4)	(23)	106
Total non-cash changes		1,590	(455)	3,543	(23)	4,655
December 31, 2022		31,920	(307)	867	253	32,733
(1) Included in Other current assets, Other non-current assets and Trade payables and other liabilities in the statements of financial position.
(2) We have reclassified amounts from the previous period to make them consistent with the presentation for the current period.

Note 33	Remaining performance obligations
The following table shows revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at December 31, 2023.

	2024	2025	2026	2027	2028	THEREAFTER	TOTAL
Bell CTS	3,019	1,713	765	375	171	482	6,525
Bell Media	35	—	—	—	—	—	35
Total	3,054	1,713	765	375	171	482	6,560
When estimating minimum transaction prices allocated to the remaining unfulfilled, or partially unfulfilled, performance obligations, BCE applied the practical expedient to not disclose information about remaining performance obligations that have an original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer.

Note 34	Commitments and contingencies
Commitments
The following table is a summary of our contractual obligations at December 31, 2023 that are due in each of the next five years and thereafter.

	2024	2025	2026	2027	2028	THERE- AFTER	TOTAL
Commitments for property, plant and equipment and intangible assets	2,043	1,513	599	316	246	1,041	5,758
Purchase obligations	619	513	537	314	219	820	3,022
Planned acquisition of OUTFRONT Media Inc.	410	—	—	—	—	—	410
Leases committed not yet commenced	2	6	—	—	—	—	8
Total	3,074	2,032	1,136	630	465	1,861	9,198
Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.
Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures and other purchase obligations.

Our commitments for leases not yet commenced include real estate, OOH advertising spaces and fibre use. These leases are non-cancellable.

On October 23, 2023, Bell Media announced it plans to acquire the Canadian OOH media business of OUTFRONT Media Inc. The transaction is valued at $410 million, subject to certain adjustments, and is expected to close in the first half of 2024, subject to regulatory approval and other closing conditions. The acquisition of the Canadian OOH media business of OUTFRONT Media Inc. is expected to support Bell Media's digital media strategy and to deliver impactful, multi-channel marketing solutions coast-to-coast. The results of the Canadian OOH business of OUTFRONT Media Inc. will be included in our Bell Media segment.

Contingencies
As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the CRTC significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to fibre-to-the-node (FTTN) or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect back to March 2016.
The August 2019 decision was stayed, first by the Federal Court of Appeal and then by the CRTC, with the result that it never came into effect. In response to review and vary applications filed by each of Bell Canada, five major cable carriers (Cogeco Communications Inc., Bragg Communications Inc. (Eastlink), Rogers Communications Canada Inc., Shaw Communications Inc. and Videotron Ltée) and Telus Communications Inc., the CRTC issued Decision 2021-182 on May 27, 2021, which mostly reinstated the rates prevailing prior to August 2019 with some reductions to the Bell Canada rates with retroactive effect to March 2016. As a result, in Q2 2021, we recorded a reduction in revenue of $44 million in our income statements.
While there remains a requirement to refund monies to third-party Internet resellers, the establishment of final wholesale rates that are similar to those prevailing since 2019 reduces the impact of the CRTC’s long-running review of wholesale Internet rates. The largest reseller, TekSavvy Solutions Inc. (TekSavvy), obtained leave to appeal the CRTC’s decision of May 27, 2021 before the Federal Court of Appeal. Oral hearings are now complete and we are awaiting a decision of the court. The decision was also challenged in three petitions brought by TekSavvy, the Canadian Network Operators Consortium Inc. and National Capital Freenet before Cabinet, but on May 26, 2022, Cabinet announced it would not alter the decision.

In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. In particular, because of the nature of our consumer-facing business, we are exposed to class actions pursuant to which substantial monetary damages may be claimed. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims and legal proceedings. Subject to the foregoing, and based on information currently available and management’s assessment of the merits of the claims and legal proceedings pending at March 7, 2024, management believes that the ultimate resolution of these claims and legal proceedings is unlikely to have a material and negative effect on our financial statements. We believe that we have strong defences and we intend to vigorously defend our positions.

Note 35	Related party transactions
Subsidiaries
The following table shows BCE’s significant subsidiaries at December 31, 2023. BCE has other subsidiaries which have not been included in the table as each represents less than 10% individually and less than 20% in aggregate of total consolidated revenues.
All of these significant subsidiaries are incorporated in Canada and provide services to each other in the normal course of operations. The value of these transactions is eliminated on consolidation.

	OWNERSHIP PERCENTAGE
SUBSIDIARY	2023	2022
Bell Canada	100%	100%
Bell Mobility Inc.	100%	100%
Bell Media Inc.	100%	100%

Transactions with joint arrangements and associates
During 2023 and 2022, BCE provided communication services and received programming content and other services in the normal course of business on an arm’s length basis to and from its joint arrangements and associates. Our joint arrangements and associates include MLSE, Glentel Inc. and Dome Productions Partnership. From time to time, BCE may be required to make capital contributions in its investments.
In 2023, BCE recognized revenues and incurred expenses with our joint arrangements and associates of $12 million (2022 – $10 million) and $200 million (2022 – $187 million), respectively.

BCE Master Trust Fund
Bimcor Inc. (Bimcor), a wholly-owned subsidiary of Bell Canada, is the administrator of the Master Trust Fund. Bimcor recognized management fees of $15 million for 2023 and $13 million for 2022 from the Master Trust Fund. The details of BCE’s post-employment benefit plans are set out in Note 27, Post-employment benefit plans.

Compensation of key management personnel
The following table includes compensation of key management personnel for the years ended December 31, 2023 and 2022 included in our income statements. Key management personnel have the authority and responsibility for overseeing, planning, directing and controlling our business activities and consists of our Board of Directors and our Executive Leadership Team.

FOR THE YEAR ENDED DECEMBER 31	2023	2022
Wages, salaries, fees and related taxes and benefits	(28)	(28)
Post-employment benefit plans and OPEBs cost	(3)	(4)
Share-based compensation	(30)	(38)
Key management personnel compensation expense	(61)	(70)

Note 36	Significant partly-owned subsidiary
The following tables show summarized financial information for our subsidiary with significant non-controlling interest (NCI).
Summarized statements of financial position

	CTV SPECIALTY(1) (2)
FOR THE YEAR ENDED DECEMBER 31	2023	2022
Current assets	466	400
Non-current assets	941	958
Total assets	1,407	1,358
Current liabilities	153	140
Non-current liabilities	239	246
Total liabilities	392	386
Total equity attributable to BCE shareholders	707	678
NCI	308	294
(1)At December 31, 2023 and 2022, the ownership interest held by NCI in CTV Specialty Television Inc. (CTV Specialty) was 29.9%. CTV Specialty was incorporated and operated in Canada as at such dates.
(2)CTV Specialty's net assets at December 31, 2023 and 2022 include $7 million and $5 million, respectively, directly attributable to NCI.

Selected income and cash flow information

	CTV SPECIALTY(1)
FOR THE YEAR ENDED DECEMBER 31	2023	2022
Operating revenues	969	986
Net earnings	209	180
Net earnings attributable to NCI	65	57
Total comprehensive income	196	198
Total comprehensive income attributable to NCI	61	63
Cash dividends paid to NCI	47	39
(1)CTV Specialty's net earnings and total comprehensive income include $3 million and $4 million directly attributable to NCI for 2023 and 2022, respectively.